09011012

North Penn Bancorp, Inc.

2008

Annual Report

NORTH PENN BANCORP, INC.
SELECTED CONSOLIDATED FINANCIAL SUMMARY

(dollars in thousands, except per share data)	2008	2007
INCOME STATEMENT DATA:		
Total Interest Income	$ 7,691	$ 7,452
Total Interest Expense	3,311	3,860
Net Interest Income	4,380	3,592
Provision for Loan Losses	31	86
Other Operating Income	338	473
Other Operating Expense	4,180	3,586
Federal Income Taxes	153	92
Net Income	$ 354	$ 301
PER SHARE DATA:		
Earnings Per Share	$ 0.23	$ 0.20
Cash Dividends	$ 0.12	$ 0.12
Book Value per share	$ 13.05	$ 12.76
Total Shares Outstanding at December 31,	1,478,571	1,581,571
BALANCE SHEET DATA:		
Total Assets	$ 138,990	$ 122,532
Loans, Net	106,106	97,247
Total Securities	20,293	13,366
Total Deposits	99,153	83,683
Total Stockholder's Equity	19,298	20,184
PERFORMANCE RATIOS:		
Return on Average Assets	0.28%	0.25%
Return on Average Stockholders' Equity	2.34%	2.88%
Net Interest Margin	3.63%	3.21%
ASSET QUALITY RATIOS:		
Allowance for loan losses as a percent of total loans	1.09%	1.19%
Allowance for loan losses as a percent of nonperforming loans	105.69%	309.79%
Net charge-offs (recoveries) to average outstanding loans	0.03%	0.04%
Nonperforming loans as a percent of total loans	1.03%	0.38%
Nonperforming assets as a percent of total assets	0.80%	0.39%

March 31, 2009

Dear Fellow Shareholder,

I am pleased to inform you that 2008 net income for North Penn Bancorp, Inc. totaled $354,000, a $53,000, or 17.6% improvement over net earnings for 2007. Particularly noteworthy was the $843,000 increase in net interest income, a 24.0% improvement. In last year's letter to you, I mentioned that two important goals for the organization were to lower funding costs primarily through a change in deposit mix and to continue a shift to sound commercial real estate credits with greater pricing flexibility. I feel that we have made significant strides in each of these areas in the past year.

Total deposits increased $15.5 million in 2008, which represents an 18.5% increase in volume. Most importantly, we were able to improve the mix of lower costing, historically more stable deposits. Money market and savings accounts increased $15.4 million, or 67.5% in the year. By the end of 2008, lower costing transaction accounts (money market, savings and checking) had increased to 55.9% of deposits from 48.2% at the prior year end. We have been very successful with our Signature Savings Account, which has a regular rate significantly higher than the competition. This strategy was possible because North Penn historically had a relatively small volume of regular savings accounts and, thus, has been able to offer this attractive rate without significantly increasing the overall cost of funds.

Our loan portfolio grew approximately $9.5 million, or 9.7%, in 2008. This growth was almost entirely centered in commercial real estate loans. We continue to believe that our underwriting standards are conservative. Total nonperforming loans did increase from year to year and totaled $1.1 million at the end of the year. However, we do not believe that loss potential is significant within this group. Net loan charge offs for 2008 were a relatively low $33,000. In fact, the average net loan charge offs in the last three years total only $31,000. Considering the economic strains in our economy, we will closely monitor our allowance for loan losses to ensure an adequate buffer for inherent risk within our portfolio.

It is very disturbing to me to report to you that in the course of preparing financial statements for the year ended December 31, 2008, we discovered that detailed listings of residential loans sold and commercial participation loans sold did not reconcile to corresponding general ledger accounts for the same date. Upon performing further accounting procedures, it was determined that the cause of misstatements were intentionally incorrect accounting entries and reconciliations posted by a former officer of the Bank. We believe that the incorrect entries were made to disguise the fact that the Bank's primary correspondent bank account had not been properly reconciled. Although we continue to research this situation, we determined that correction of the accounts was necessary. As a result, we recognized a $475,000 pretax expense ($277,000 after tax) relating to this situation. While earnings improved from 2007, you can see that without this charge our earnings improvement would have been significant.

Going forward, we intend to devote the resources necessary to strengthen our accounting controls and compliance management. We have established a committee of senior officers to evaluate our internal controls, and we have met with the firm that provides our internal audit services to review the design of our internal controls in light of recent events. Many enhancements to existing controls have already taken place.

2009 will present very challenging economic conditions for all financial institutions, and recent, well-publicized bank failures will require the industry to bear the expense of increased FDIC deposit insurance premiums. Nevertheless, we have a solid foundation from which to progress. We possess a strong capital base, good asset quality, an improved net interest margin, and a capable staff. Better savings habits and recognition of the safety of insured deposits has contributed to improved deposit inflows, which support the Bank's continued growth. For these reasons, we are optimistic about North Penn's ability to prosper. On behalf of our Board of Directors and my fellow employees, we greatly appreciate your support and interest in our organization.

Very truly yours,

Fred Hickman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

■ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2008**

☐ **TRANSITION REPORT PURSUANT SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ ________

Commission file number **000-52839**

NORTH PENN BANCORP, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	**26-0261305**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

216 Adams Avenue, Scranton, Pennsylvania	**18503**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(570) 344-6113**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.10 per share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Company's common stock held by non-affiliates on June 30, 2008, based on the closing price of such stock on that date totaled $8,872,178.

The number of shares of common stock outstanding as of March 15, 2009 was 1,453,071.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Corporation's definitive proxy statement relating to the 2009 Annual Meeting of Stockholders, to be held on May 26, 2009, are incorporated by reference in Part III.

North Penn Bancorp, Inc.
Form 10-K
INDEX

FORWARD-LOOKING STATEMENTS

Cautionary Statement for Purposes of the Private Securities Litigation Reform Act of 1995

This annual report contains forward-looking statements. You can find many of these statements before and after words such as "may," "could," "should," "will," "would," "believe," "expect," "anticipate," estimate," "project," "intend," "plan," "seek," "assume," "assume" or other similar expressions.

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: general economic conditions and changes in interest rates including their impact on capital expenditures; business conditions in the banking industry; the regulatory environment; rapidly changing technology and evolving banking industry standards; the effect of changes in accounting policies and practices, including increased competition with community, regional and national financial institutions; new service and product offerings by competitors and price pressures; changes in the Company's organization, compensation and benefit plans; and similar items. Additional factors that may affect the Company's results are discussed in Item 1A. "Risk Factors" in the Company's annual report or Form 10-K and in other reports filed with the Securities and Exchange Commission.

If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results could differ materially from those expressed in forward-looking information and statements contained in this annual report. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

We do not intend to update our forward-looking information and statements to reflect change. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

PART I

ITEM 1. BUSINESS

North Penn Bancorp, Inc. (the "Company") was organized on November 22, 2004 in anticipation of the mutual holding company reorganization and minority stock issuance of North Penn Bank (the "Bank"). The mutual holding company reorganization and minority stock issuance was completed on June 1, 2005. In the stock issuance, the Company sold 44.1% of its outstanding shares of common stock to the public, issued 53.9% of its outstanding shares of common stock to North Penn Mutual Holding Company, the mutual holding company parent of the Company and the Bank, and contributed 2% of its outstanding shares of common stock to North Penn Charitable Foundation.

The "second-step" conversion of the Bank from the mutual holding company structure to the stock holding company structure was consummated on October 1, 2007, at which time the shares held by North Penn Mutual Holding Company were sold in an offering to certain depositors of the Bank and others and also were exchanged for the then issued and outstanding shares of prior North Penn Bancorp, Inc., the mid-tier holding company for the Bank, held by persons other than North Penn Mutual Holding Company. As a result of the conversion, the current North Penn Bancorp is the successor to the original North Penn Bancorp.

The principal activities of the Company are ownership and supervision of the Bank. The Bank is a community-oriented full-service savings bank providing traditional financial services to consumers and businesses in Northeastern Pennsylvania, including the communities in Lackawanna, Luzerne, Wayne and Monroe counties, among others. The Company and the Bank (sometimes referred to herein as "we") compete with the many existing and larger financial institutions in our geographic market by emphasizing personalized service, responsive decision making and an overall commitment to excellence.

The Bank offers commercial and consumer loans of all types, including real estate loans, residential mortgage loans, home equity loans and lines of credit, auto loans and other credit products. The Bank's deposit services include business and individual demand and time deposit accounts, NOW accounts, money market accounts, Individual Retirement Accounts and holiday accounts. We provide a number of convenience-oriented services and products to our customers, including direct payroll and social security deposit services, bank-by-mail services, access to a national automated teller machine network, safe deposit boxes, night depository facilities, notary services and travelers checks. We also offer internet banking and electronic bill payment.

As of December 31, 2008, the Bank employed 34 full-time and 11 part-time employees.

Market Area

We are headquartered in Scranton, Pennsylvania, which is located in Northeastern Pennsylvania. In addition to our main office, we operate four branch offices, located in Scranton, Clarks Summit, Stroudsburg and Effort, Pennsylvania. We consider our primary market area to include Lackawanna and Monroe Counties, and to a lesser extent, certain areas of the adjoining counties.

Competition

Banking is a very competitive business, with both large and small banks competing for the same customers. In addition, non-bank competitors, such as brokerage firms, credit unions, insurance companies and mortgage brokers, are offering customers loan and deposit services. Legislative, regulatory and technological changes in the financial services industry have created these new competitors, and will continue to do so in the future. Technological advances have lowered the barriers to enter new market areas, allowed banks to expand their geographic reach by providing services over the internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which increases competition in the financial services industry.

Business Strategy

Our mission is to continue operating as an independent, community-oriented bank by meeting the credit needs of local businesses and individuals, providing relationship banking and customer service that is better than other banks and offering products and services desired by our customers. We intend to increase our market share by growing our existing offices, as well as by pursuing more commercial customers.

We have a team of experienced commercial lenders in place to attract commercial loans, which we are pursuing to balance our large portfolio of residential mortgages. We are actively pursuing business relationships by capitalizing on the prior experience of our lending team, as well as existing customers, to develop deposit and lending relationships which emphasize service.

Executive Officers of the Registrant

Name	Age	Principal Occupation for Past Five Years
Frederick L. Hickman	53	President, Chief Executive Officer and acting Principal Financial Officer of North Penn Bancorp and North Penn Bank.
Thomas J. Dziak	53	Executive Vice President – Senior Lending Officer of North Penn Bancorp and North Penn Bank.
Thomas A. Byrne	48	Senior Vice President – Commercial Lending Officer of North Penn Bancorp and North Penn Bank. Prior to joining North Penn Bank in January of 2005, Mr. Byrne served as a vice president and commercial loan officer at Community Bank & Trust.

Available Information

The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are made available free of charge on our website, www.northpennbank.com, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission. The information on our website shall not be considered as incorporated by reference into this Annual Report on Form 10-K.

Loan Portfolio

The Bank's business of making loans is its primary source of income. Traditionally as a savings and loan, the Bank's emphasis was residential mortgages. As the Bank has changed from a savings and loan to a savings bank, it has increased its emphasis on commercial lending and has actively pursued small business accounts.

Commercial Loans

Our commercial lending consists primarily of real estate based loans, including commercial and residential real estate collateral, with conservative loan-to-value ratios and the ability to repay based on operating cash flow. We also make commercial vehicle loans.

Residential Mortgages

The Bank makes fixed and adjustable mortgages and home equity loans on owner occupied residential real estate. All of the mortgages are underwritten to be eligible for resale in the secondary market. Traditionally the Bank has offered terms of up to 30 years and less than 20% down payments supplemented with private mortgage insurance.

Home equity loans are offered as both closed end loans and lines of credit. Closed end loans can be fixed rate or adjustable. Home equity lines of credit have adjustable rates. These loans offer the consumer access to liquidity and lower interest rates, and interest payments may be tax deductible.

Consumer Loans

The Bank offers secured consumer loans, including deposit secured loans, auto loans, and indirect auto loans made through new and used car dealers.

The following table summarizes the Bank's loan portfolio by type of loan on the dates indicated.

	At December 31,					
	2008		2007		2006	
(Dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial	$1,796	1.67%	$ 2,157	2.19%	$1,742	1.81%
Real estate mortgages	100,127	93.34%	88,878	90.31%	83,669	86.91%
Consumer	5,353	4.99%	7,383	7.50%	10,864	11.28%
Total gross loans	107,276	100.00%	98,418	100.00%	96,275	100.00%
Less: allowance for loan losses	1,170		1,171		1,121	
Loans, net	$106,106		$97,247		$95,154	

The following table sets forth the estimated maturity of the Bank's loan portfolio as December 31, 2008. The table does not include prepayments or scheduled principal repayments.

	Within One Year	One-Five Years	Over Five Years	Total
(Dollars in thousands)				
Commercial	$ 162	$ 420	$ 1,214	$ 1,796
Real estate mortgages	5,441	4,245	90,441	100,127
Consumer	273	4,519	561	5,353
Total	$ 5,876	$ 9,184	$ 92,216	$ 107,276

The following table presents, as of December 31, 2008, the dollar amount of all loans due after December 31, 2009, and whether such loans have fixed or adjustable interest rates.

	Due After December 31, 2009		
	Fixed	Adjustable	Total
(Dollars in thousands)			
Commercial	$ 1,634	$ -	$ 1,634
Real estate mortgages	43,137	51,549	94,686
Consumer	5,078	2	5,080
Total	$ 49,849	$ 51,551	$ 101,400

Risk Elements

Risk elements in the loan portfolio include past due, non-accrual loans, other real estate owned and a concentration of loans to one type of borrower. We monitor the loan portfolio to reduce the risk of delinquent and problem credits. Underwriting standards, including, but not limited to, loan-to-value and debt-to-income ratios, are followed to limit credit risk in the portfolio. Loan review is conducted by an outside party that evaluates loan quality, including adherence to underwriting standards. The loan review report goes directly to the Bank's Board of Directors for their evaluation. The Pennsylvania Department of Banking and the Federal Deposit Insurance Corporations (FDIC), as the Bank's regulators, also review the loan portfolio as part of their review process.

Asset Quality

The Bank manages asset quality and controls credit risk through diversification of the loan portfolio and the application of policies designed to foster sound underwriting and loan monitoring practices. The Bank's senior officers are responsible for monitoring asset quality, establishing credit policies and procedures subject to approval by the Board of Directors, ensuring the policies and procedures are followed and adjusting policies as appropriate.

Non-performing assets include non-performing loans and foreclosed real estate held for sale. Non-performing loans consist of loans where the principal, interest, or both, is 90 or more days past due and loans that have been placed on non-accrual. Income recognition of interest is discontinued when, in the opinion of management, the payment of such interest becomes doubtful. A loan is generally classified as non-accrual when principal or interest has been in default for 90 days or more or because of deterioration in the financial condition of the borrower such that payment in full of principal or interest is not expected. Loans past due 90 days or more and still accruing interest are loans that are generally well secured and in the process of collection. When loans are placed on non-accrual, accruing interest is no longer posted to earnings. At December 31, 2008, the Bank had $1.1 million in non-accrual loans. As of December 31, 2008, for purposes of accounting and reporting in accordance with SFAS 15, the Bank had no significant troubled debt restructuring. As of December 31, 2008, for purposes of accounting and reporting in accordance with SFAS 114, the Bank had $1.1 million in "impaired" loans.

The following table presents information regarding non-accrual mortgage, consumer and other loans, and foreclosed real estate as of the date indicated:

	At December 31,		
(Dollars in Thousands)	2008	2007	2006
Non-accrual mortgage loans	$ 500	$349	$577
Non-accrual commercial loans	572	-	-
Non-accrual consumer loans	35	29	17
Total non-performing loans	1,107	378	594
Foreclosed real estate	-	100	100
Total non-performing assets and delinquent loans	$1,107	$478	$694

For the period ended December 31, 2008, the bank would have received an additional $30,000 in interest income under the original terms of such loans.

Allowance for Loan Losses

The Bank determines the provision for loan losses through a quarterly analysis of the loan portfolio. Factors such as changes in the nature and volume of the portfolio, overall portfolio quality, concentrations of credit risk, review of specific problem loans, current economic conditions and trends that affect the ability of borrowers to pay, and prior loss experience within the various loan categories are considered when reviewing the risks of the portfolio. Part of management's review includes risk ratings of commercial loans, and the engagement of an external loan review of all loans over $400,000, insider loans and delinquent loans.

The following table sets forth the year-end balances of and changes in the allowance for loan losses, as well as certain related ratios, as of December 31 for the year indicated:

(Dollars in thousands)	2008	2007	2006
Balance at beginning of period	$ 1,171	$ 1,121	$ 1,025
Charge-offs:			
Commercial	-	-	-
Real estate mortgages	3	-	1
Consumer	47	45	31
TOTAL	50	45	32
Recoveries:			
Commercial	-	-	-
Real estate mortgages	-	-	-
Consumer	18	9	8
TOTAL	18	9	8
Net charge-offs	32	36	24
Provision charged to operations	31	86	120
Balance at end of period	$ 1,170	$ 1,171	$ 1,121
Average loans outstanding, December 31	$ 101,543	$ 96,567	$ 90,038
Loan reserve ratios:			
Net loan charge-offs to average loans	0.03%	0.04%	0.03%
Allowance as a percentage of total loans	1.09%	1.19%	1.16%

The following table sets forth the breakdown of the allowance for loan losses by loan category as of December 31 for the year indicated.

	2008		2007		2006	
(Dollars in thousands)	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Construction and land development	$ -	0.5%	$ -	0.1%	$ -	1.2%
Residential, 1-4 family	313	41.9%	310	46.3%	285	44.0%
Residential, multi-family	-	1.1%	-	1.5%	1	2.5%
Commercial real estate	765	49.9%	749	42.4%	652	39.2%
Commercial	-	1.7%	-	2.2%	-	1.8%
Consumer	92	4.9%	112	7.5%	183	11.3%
Total	$1,170	100.0%	$ 1,171	100.0%	$ 1,121	100.0%

Securities

Securities, primarily U.S. government agency bonds, mortgage-backed, and municipal bonds, totaled $20.3 million or 14.6% of total assets at December 31, 2008. The Bank's securities portfolio is used to assist the Bank in liquidity, asset/liability management and earnings. Securities can be classified as securities "held-to-maturity" or "available-for-sale." Investment securities held-to-maturity are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities available-for-sale may be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, general liquidity needs and other similar factors. Available-for-sale securities are carried at fair market value with unrealized gains and losses, net of tax, being included in the Bank's accumulated other comprehensive income account. At December 31, 2008, accumulated other comprehensive income, a component of shareholders' equity, was a loss of $460,000. The Bank classifies all new bond purchases as available-for-sale.

The following tables summarize the composition of our investment portfolio as of the date indicated,

Securities Portfolio

	December 31, 2008 Available for Sale	
(Dollars in thousands)	**Amortized Cost**	**Estimated Fair Value**
U.S. Agency securities	$ 3,000	$ 3,016
Mortgage-backed securities	5,074	5,142
State & political subdivisions	8,529	8,211
Other bonds	3,017	2,866
Total debt securities	**$ 19,620**	**$ 19,235**
Equity securities	1,371	1,058
Total securities	**$ 20,991**	**$ 20,293**

	December 31, 2007 Available for Sale	
(Dollars in thousands)	**Amortized Cost**	**Estimated Fair Value**
U.S. Agency securities	$ 385	$ 385
Mortgage-backed securities	4,521	4,480
State & political subdivisions	7,026	7,061
Other bonds	500	500

Total debt securities	$ 12,432	$ 12,426
Equity securities	1,071	940
Total securities	**$ 13,503**	**$ 13,366**

	December 31, 2006	
	Available for Sale	
(Dollars in thousands)	Amortized Cost	Estimated Fair Value
U.S. Agency securities	$ 385	$ 378
Mortgage-backed securities	5,391	5,280
State & political subdivisions	7,026	7,077
Other bonds	503	495
Total debt securities	$ 13,305	$ 13,230
Equity securities	999	997
Total securities	**$ 14,304**	**$ 14,227**

The amortized cost and weighted average yield of the Bank's investment securities at December 31, 2008, by contractual maturity, are reflected in the following table. Actual maturities will differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At December 31, 2008				
	Due in 1 year or less	Due in 1–5 years	Due in 5–10 years	Due after 10 years	Total
(Dollars in thousands)					
US Agency securities:					
Amortized cost	$ -	$ 3,000	-	-	$ 3,000
Weighted average yield		3.87%			3.87%
State & political subdivisions					
Amortized cost	-	$ 1,504	$ 364	$ 6,660	$ 8,528
Weighted average yield (1)		4.65%	5.70%	5.38%	5.26%
Mortgage-backed securities					
Amortized cost	$ 849	$ 2,075	$1, 290	$ 861	$ 5,075
Weighted average yield	3.50%	4.16%	4.70%	4.79%	4.29%
Other bonds					
Amortized cost	-	$ 1,984	$ 1,033	-	$ 3,017
Weighted average yield		4.51%	6.88%		5.32%
Total amortized cost	**$ 849**	**$ 8,563**	**$ 2,687**	**$ 7,521**	**$19,620**
Total fair value	**$ 849**	**$ 8,435**	**$ 2,739**	**$ 7,212**	**$19,235**
Weighted average yield	**3.50%**	**4.23%**	**5.67%**	**5.31%**	

(1) Yields on tax-exempt securities were adjusted to a tax-equivalent basis using a 34% rate.

Deposits

Our primary source of funds is retail deposit accounts held primarily by individuals and businesses within our market area. The following table sets forth the distribution of average deposits by major category and the average rate paid in each year as applicable

Distribution of Average Deposits

	Years Ended December 31,					
	2008		2007		2006	
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Non-interest bearing demand deposits	$ 7,433	-	$ 8,437	-	$ 7,209	-
Interest bearing demand deposits	10,533	1.76%	8,266	1.63%	7,481	1.95%
Savings and money market deposits	37,524	2.19%	18,742	2.32%	18,968	2.12%
Time deposits	42,545	3.90%	49,201	4.57%	51,785	4.09%
Total deposits	**$ 98,035**		**$ 84,646**		**$ 85,443**	

Maturities of Time Deposits of $100,000 and Over

The following table is a summary of time deposits of $100,000 or more by remaining maturities as of December 31, 2008:

(Dollars in thousands)	Amount	Percent
Three months or less	$ 1,527	14.02%
Three to six months	3,286	30.17
Six to twelve months	1,614	14.81
Over twelve months	4,466	41.00
Total	**$ 10,893**	**100.00%**

Total deposits were $99.2 million at December 31, 2008 compared to total deposits of $83.7 million at December 31, 2007 and total deposits of $86.7 million at December 31, 2006. Time deposits totaled $43.7 million at December 31, 2008 compared to $43.3 million at December 31, 2007 and $53.7 million at December 31, 2006.

Short-Term Borrowings

The Bank uses short-term borrowings as a source of liquidity and to meet short-term liquidity needs. When loan demand exceeds deposit growth, the Bank funds the loans through short-term borrowings from FHLBank of Pittsburgh. The Bank has a line-of-credit with FHLBank of Pittsburgh for short-term borrowings varying from one day to three years. Borrowings under this line of credit are secured by qualified assets in the form of a blanket lien. Interest paid on these short-term borrowings varies based on interest rate fluctuations. The credit line had a balance of $7.6 million at December 31, 2008 compared to $5.9 million at December 31, 2007 and $9.7 million at December 31, 2006.

The following table sets forth information regarding FHLBank of Pittsburgh overnight advances during the years ended.

(Dollars in thousands)	2008	2007	2006
Maximum amount outstanding at any month end	$7,648	$ 11,287	$ 9,741
Average amount outstanding	$1,157	$ 7,804	$ 4,651
Weighted average interest rate	1.72%	5.11%	5.20%
Balance outstanding at end of period	$7,648	$5,879	$ 9,741
Weighted average interest rate at end of period	1.08%	5.13%	5.46%

REGULATION AND SUPERVISION

Regulation of Pennsylvania Savings Banks

General. As a Pennsylvania state chartered savings bank with deposits insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"), North Penn Bank is subject to extensive regulation and examination by the Pennsylvania Department of Banking and by the FDIC, which insures its deposits to the maximum extent permitted by law. The federal and state laws and regulations applicable to banks regulate, among other things, the scope of their business, their investments, the reserves required to be kept against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for certain loans. The laws and regulations governing North Penn Bank generally have been promulgated to protect depositors and not for the purpose of protecting stockholders. This regulatory structure also gives the federal and state banking agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the Pennsylvania Department of Banking, the FDIC or the United States Congress, could have a material impact on us and our operations.

Federal law provides the federal banking regulators, including the FDIC and the Office of Thrift Supervision, with substantial enforcement powers. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders, and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Pennsylvania Savings Bank Law. The Pennsylvania Banking Code (the "Code") contains detailed provisions governing the organization, location of offices, rights and responsibilities of trustees, officers, and employees, as well as corporate powers, savings and investment operations and other aspects of North Penn Bank and its affairs. The Code delegates extensive rule-making power and administrative discretion to the Pennsylvania Department of Banking so that the supervision and regulation of state chartered savings banks may be flexible and readily responsive to changes in economic conditions and in savings and lending practices.

The Code also provides state-chartered savings banks with all of the powers enjoyed by federal savings and loan associations, subject to regulation by the Pennsylvania Department of Banking. The Federal Deposit Insurance Act, however, prohibits a state-chartered bank from making new investments or loans or becoming involved in activities as principal and making equity investments which are not permitted for national banks unless (1) the FDIC determines the activity or investment does not pose a significant risk of loss to the Deposit Insurance Fund and (2) the bank meets all applicable capital requirements. Accordingly, the additional operating authority provided to us by the Code is significantly restricted by the Federal Deposit Insurance Act.

Federal Deposit Insurance. The bank's deposits are insured to applicable limits by the Federal Deposit Insurance Corporation. Pursuant to the Emergency Economic Stabilization Act of 2008, the maximum deposit insurance amount has been increased from $100,000 to $250,000 until December 31, 2009. On October 13, 2008, the FDIC established a Temporary Liquidity Guarantee Program under which the FDIC will fully guarantee all non-interest bearing transaction accounts until December 31, 2009 (the "Transaction Account Guarantee Program") and all senior unsecured debt of insured depository institutions or their qualified holding companies issued between October 14, 2008 and June 30, 2009 (the "Debt Guarantee Program"). Senior unsecured debt would include, among other things, federal funds purchased and certificates of deposit standing to the credit of a bank. All eligible institutions participated in the program without cost for the first 30 days of the program. After November 12, 2008, institutions are assessed at a rate of ten basis points for transaction account balances in excess of $250,000 and at the rate of between 50 and 100 basis points of the amount of debt issued. Institutions must have opted out of the Temporary Liquidity Guarantee Program by December 5, 2008 if they did not wish to participate. The bank is not participating in either the Transaction Account Guarantee Program or the Debt Guarantee Program.

The FDIC has adopted a risk-based premium system that provides for quarterly assessments based on an insured institution's ranking in one of four risk categories based on their examination ratings and capital ratios. Well-capitalized institutions with the CAMELS ratings of 1 or 2 are grouped in Risk Category I and in 2008 were assessed for deposit insurance at an annual rate of between five and seven basis points with the assessment rate for an individual institution determined according to a formula based on a weighted average of the institution's individual CAMELS component ratings plus either five financial ratios or the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV were assessed at annual rates of 10, 28 and 43 basis points, respectively.

For the quarter beginning January 1, 2009, the FDIC has raised the base annual assessment rate for institutions in Risk Category I to between 12 and 14 basis points while the base annual assessment rates for institutions in Risk Categories II, III and IV would be increased to 17, 35 and 50 basis points, respectively. For the quarter beginning April 1, 2009 the FDIC has set the base annual assessment rate for institutions in the Risk Category I to between 12 and 16 basis points and the base annual assessment rates for institutions in Risk Categories II, III and IV at 22, 32 and 45 basis points, respectively. An institution's assessment rate could be lowered by as much as five basis points based on the ratio of its long-term unsecured debt to deposits or, for smaller institutions based on the ratio of certain amounts of Tier 1 capital to deposits. The assessment rate would be adjusted for Risk Category I institutions that have a high level of brokered deposits and have experienced higher levels of asset growth (other than through acquisitions) and could be increased by as much as ten basis points for institutions in Risk Categories II, III and IV whose ratio of brokered deposits to deposits exceeds 10% of assets. An institution's base assessment rate would also be increased if an institution's ratio of secured liabilities (including FHLB advances) to deposits exceeds 25%. The maximum adjustment for secured liabilities for institutions in Risk Categories I, II, III and IV would be 8, 11, 16 and 22.5 basis points, respectively, provided that the adjustment may not increase the assessment rate by more than 50%.

The FDIC has further proposed to collect a special assessment of 20 basis points based on insured deposits as of June 30, 2009. This special assessment would be payable on September 30, 2009. The FDIC has also mentioned the possibility of additional special assessments of up to 10 basis points based in subsequent quarters if necessary.

In addition, all insured institutions of the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, an agency of the Federal government established to finance resolutions of insolvent thrifts. These assessments, the annual rate for the second quarter of 2009 being 1.04 basis points of insured deposits, will continue until the Financing Corporation bonds mature in 2017.

Regulatory Capital Requirements. The FDIC has promulgated capital adequacy requirements for state-chartered banks that, like us, are not members of the Federal Reserve System. At December 31, 2008, we exceeded all regulatory capital requirements and were classified as "well capitalized."

The FDIC's capital regulations establish a minimum 3% Tier 1 leverage capital requirement for the most highly rated state-chartered, non-member banks, with an additional cushion of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively increases the minimum Tier 1 leverage ratio for such other banks to 4% to 5% or more. Under the FDIC's regulation, the highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System. Tier 1 or core capital is defined as the sum of common stockholders' equity (including retained earnings), non-cumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain purchased mortgage servicing rights and purchased credit card relationships.

The FDIC's regulations also require that state-chartered, non-member banks meet a risk-based capital standard. The risk-based capital standard requires the maintenance of total capital (which is defined as Tier 1 capital and supplementary (Tier 2) capital) to risk weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item. The components of Tier 1 capital for the risk-based standards are the same as those for the leverage capital requirement. The components of supplementary (Tier 2) capital include cumulative perpetual preferred stock, mandatory subordinated debt, perpetual subordinated debt, intermediate-term preferred stock, up to 45% of unrealized gains on equity securities and a bank's allowance for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of supplementary capital that may be included in total capital is limited to 100% of Tier 1 capital.

A bank that has less than the minimum leverage capital requirement is subject to various capital plan and activities restriction requirements. The FDIC's regulations also provide that any insured depository institution with a ratio of Tier 1 capital to total assets that is less than 2% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act and could be subject to potential termination of deposit insurance.

We are also subject to minimum capital requirements imposed by the Pennsylvania Department of Banking on Pennsylvania-chartered depository institutions. Under the Pennsylvania Department of Banking's capital regulations, a Pennsylvania bank or savings bank must maintain a minimum leverage ratio of Tier 1 capital (as defined under the FDIC's capital regulations) to total assets of 4%. In addition, the Pennsylvania Department of Banking has the supervisory discretion to require a higher leverage ratio for any institutions based on the institution's substandard performance in any of a number of areas. We were in compliance with both the FDIC and the Pennsylvania Department of Banking capital requirements as of December 31, 2008.

Restrictions on Dividends. The Code states, in part, that dividends may be declared and paid only out of accumulated net earnings and may not be declared or paid unless surplus (retained earnings) is at least equal to contributed capital. The Bank has not declared or paid any dividends that have caused its retained earnings to be reduced below the amount required. Finally, dividends may not be declared or paid if the Bank is in default in payment of any assessment due the FDIC.

Affiliate Transaction Restrictions. Federal laws strictly limit the ability of banks to make loans to, and to engage in certain other transactions with (collectively, "covered transactions"), their affiliates, including their bank holding companies and the holding companies' nonbank affiliates. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of a bank's capital and surplus, and the aggregate amount of covered transactions with all affiliates is limited to 20% of capital and surplus. Further, loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also requires that all transactions between a bank and its affiliates be on terms as favorable to the bank as transactions with non-affiliates.

The Sarbanes-Oxley Act of 2002 generally prohibits a company from making loans to its executive officers and directors. However, that act contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws. Under such laws, North Penn Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is limited. The law restricts both the individual and aggregate amount of loans North Penn Bank may make to insiders based, in part, on North Penn Bank's capital position and requires certain Board approval procedures to be followed. Such loans must be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. There are additional restrictions applicable to loans to executive officers.

Federal Home Loan Bank System. We are a member of FHLBank of Pittsburgh, which is one of 12 regional Federal Home Loan Banks. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the Federal Home Loan Bank system. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the Federal Home Loan Bank.

As a member, we are required to purchase and maintain stock in FHLBank of Pittsburgh. At December 31, 2008, we were in compliance with this requirement.

Loans to One Borrower. Under Pennsylvania law, savings banks have, subject to certain exemptions, lending limits to one borrower in an amount equal to 15% of the institution's capital accounts. An institution's capital account includes the aggregate of all capital, surplus, undivided profits, capital securities and general reserves for loan losses. As of December 31, 2008, our loans-to-one borrower limitation was $2,330,000 and we were in compliance with such limitation.

Regulation of Holding Companies

General. Federal law allows a state savings bank that qualifies as a "qualified thrift lender" to elect to be treated as a savings association for purposes of the savings and loan holding company provisions of federal law. Such election allows its holding company to be regulated as a savings and loan holding company by the Office of Thrift Supervision rather than as a bank holding company by the Federal Reserve Board. The Bank has elected to be treated as a savings association so that the Company will be regulated as a savings and loan holding company under federal law. As such, the Company has registered with the Office of Thrift Supervision and is subject to Office of Thrift Supervision regulations, examinations, supervision, reporting requirements and regulations concerning corporate governance and activities. In addition, the Office of Thrift Supervision has enforcement authority over the Company and its non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to the Bank.

As a unitary savings and loan holding company, the Company is able to engage only in activities permitted to a financial holding company and those permitted for a multiple savings and loan holding company, which includes non-banking activities that the Federal Reserve Board has determined to be permissible for bank holding companies.

Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the Office of Thrift Supervision is required before any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under Office of Thrift Supervision regulations (*i.e.*, generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like the Bank, it is a subsidiary of a holding company. If the Bank's capital were ever to fall below its regulatory requirements or regulators notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution that would otherwise be permitted by the regulation if the agency determines that such distribution would constitute an unsafe or unsound practice.

Qualified Thrift Lender Test. In order for the Company to be regulated by the Office of Thrift Supervision as a savings and loan holding company (rather than by the Federal Reserve Board as a bank holding company) the Bank must meet a qualified thrift lender test. Under the test, the Bank is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period. Education loans, credit card loans and small business loans may be considered "qualified thrift investments." As of December 31, 2008, the Bank met the qualified thrift lender test.

Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire "control" of a savings and loan holding company or savings association. An acquisition of "control" can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Office of Thrift Supervision. Under the

Change in Bank Control Act, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

ITEM 1A. RISK FACTORS

Our emphasis on commercial lending may expose us to increased lending risks.

At December 31, 2008, $56.4 million, or 52.6%, of our loan portfolio consisted of commercial and multi-family real estate loans and commercial business loans. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial business loans expose us to additional risks since they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by non-real estate collateral that may depreciate over time. In addition, some of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship may expose us to a greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

The unseasoned nature of our commercial loan portfolio may expose us to increased lending risks.

A significant amount of our commercial and multi-family real estate loans and commercial business loans are unseasoned, meaning that they were originated recently. Our limited experience with these loans does not provide us with a significant payment history pattern with which to judge future collectibility. Furthermore, these loans have not been subjected to unfavorable economic conditions. As a result, it may be difficult to predict the future performance of this part of our loan portfolio. These loans may have delinquency or charge-off levels above our expectations, which could adversely affect our future performance.

The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations.

We currently are operating in a challenging and uncertain economic environment, both nationally and in the local markets that we serve. Financial institutions continue to be affected by sharp declines in financial and real estate values. Continued declines in real estate values and home sales, and an increase in the financial stress on borrowers stemming from an uncertain economic environment, including rising unemployment, could have an adverse effect on our borrowers or their customers, which could adversely impact the repayment of the loans we have made. The overall deterioration in economic conditions also could subject us to increased regulatory scrutiny. In addition, a prolonged recession, or further deterioration in local economic conditions, could result in an increase in loan delinquencies; an increase in problem assets and foreclosures; and a decline in the value of the collateral for our loans. Furthermore, a prolonged recession or further deterioration in local economic conditions could drive the level of loan losses beyond the level we have provided for in our loan loss allowance, which could necessitate our increasing our provision for loans losses, which would reduce our earnings. Additionally, the demand for our products and services could be reduced, which would adversely impact our liquidity and the level of revenues we generate.

If we conclude that the decline in value of any of our investment securities is other than temporary, we are required to write down the value of that security through a charge to earnings.

We review our investment securities portfolio at each quarter-end reporting period to determine whether the fair value is below the current carrying value. When the fair value of any of our investment securities has declined below its carrying value, we are required to assess whether the decline is other than temporary. If we conclude that the decline is other than temporary, we are required to write down the value of that security through a charge to earnings. Changes in the expected cash flows of these securities and/or prolonged price declines may result in our concluding in future periods that the impairment of these securities is other than temporary, which would require a charge to earnings to write down theses securities to their fair value. Any charges for other-than-temporary impairment would not impact cash flow, tangible capital or liquidity.

Future FDIC assessments will hurt our earnings.

In February 2009, the FDIC adopted an interim final rule imposing a special assessment on all insured institutions due to recent bank and savings association failures. The emergency assessment amounts to 20 basis points of assessable deposits as of June 30, 2009. The assessment will be collected on September 30, 2009. The special assessment will negatively impact the Company's earnings. In addition, the interim rule would also permit the FDIC to impose additional emergency special assessments after June 30, 2009, of up to 10 basis points per quarter if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the deposit insurance fund reserve ratio due to institution failures. Any additional emergency special assessment imposed by the FDIC will further hurt the Company's earnings.

Changes in interest rates could reduce our net interest income and earnings.

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest margin is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

Our efforts to increase core deposits may not be successful, which would limit our ability to grow.

Our goal is to fund growth of interest-earning assets by attracting core deposits, which we define as demand, savings and money market deposits. Our primary markets for deposits are the communities in which our offices are located. We face significant competition for core deposits from other financial institutions. If we are unable to attract core deposits, we will not be able to increase our interest-earning assets unless we use other funding sources, such as certificates of deposit or borrowed funds, which generally require us to pay higher interest rates compared to core deposits. In addition, competition may require us to pay higher rates on core deposits. Many institutions currently offer high yielding checking, savings and/or money market accounts. We may have to offer similar high yielding accounts in order to attract core deposits, which would contribute to the compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability. We currently do not have any plans to expand our market area for deposits.

Because most of our borrowers are located in Northeast Pennsylvania, a downturn in the local economy or a decline in local real estate values could cause increases in nonperforming loans, which could hurt our profits.

Substantially all of our loans are secured by real estate or made to businesses in Northeast Pennsylvania. As a result of this concentration, a downturn in the local economy could cause significant increases in nonperforming loans, which would hurt our profits. A decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss. Additionally, a decline in real estate values could adversely impact our portfolio of commercial real estate loans and could result in a decline in the origination of such loans.

Strong competition within our market area could hurt our profits and inhibit growth.

We face intense competition in making loans, attracting deposits and hiring and retaining experienced employees. This competition has made it more difficult for us to make new loans and attract deposits. Price competition for loans and deposits sometimes results in us charging lower interest rates on our loans and paying higher interest rates on our deposits, which reduces our net interest income. Competition also makes it more difficult and costly to attract and retain qualified employees. Many of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer products and services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

We are dependent upon the services of our management team.

We rely heavily on our President, Chief Executive Officer and acting principal financial officer, Frederick L. Hickman and our senior executives Thomas J. Dziak and Thomas A. Byrne. The loss of our chief executive officer or other senior executive officers could have a material adverse impact on our operations because, as a small community bank, we have fewer management-level personnel that have the experience and expertise to readily replace these individuals. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations. We have employment agreements with Messrs. Hickman, Dziak and Byrne. We do not maintain key man life insurance for these executives.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

The Bank is subject to extensive regulation, supervision and examination by the Pennsylvania Department of Banking, our chartering authority, and by the Federal Deposit Insurance Corporation, as our primary federal regulator. The Company is subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of North Penn Bank rather than for holders of North Penn Bancorp common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

The Company's articles of incorporation and bylaws and certain laws and regulations may prevent or make more difficult certain transactions, including a sale or merger of the Company.

Provisions of the Company's articles of incorporation and bylaws, state corporate law and federal banking regulations may make it more difficult for companies or persons to acquire control of the Company. As a result, our shareholders may not have the opportunity to participate in such a transaction and the trading price of our common stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. The factors that may discourage takeover attempts or make them more difficult include:

- *Articles of incorporation and bylaws.* Provisions of the articles of incorporation and bylaws of the Company may make it more difficult and expensive to pursue a takeover attempt that the board of directors opposes. These provisions also make more difficult the removal of current directors or management, or the election of new directors. These provisions include:
    - supermajority voting requirements for certain business combinations and changes to some provisions of the articles of incorporation and bylaws;
    - limitation on the right to vote shares;
    - the election of directors to staggered terms of three years;

- provisions regarding the timing and content of shareholder proposals and nominations;
- provisions restricting the calling of special meetings of shareholders;
- the absence of cumulative voting by shareholders in the election of directors; and
- the removal of directors only for cause.

- *Pennsylvania anti-takeover statutes.* Pennsylvania law contains four anti-takeover sections that apply to public reporting companies relating to control share acquisitions, the disgorgement of profits by certain controlling persons, business combination transactions with interested shareholders and the ability of shareholders to put their stock following a control transaction.

- *Office of Thrift Supervision regulations.* Office of Thrift Supervision regulations prohibit, for three years following the completion of our second-step conversion, the offer to acquire or the acquisition of more than 10% of any class of equity security of a converted institution without the prior approval of the Office of Thrift Supervision.

The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing annual income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of the below table, average balances have been calculated using the average of daily balances, and non-accrual loans are included in average balances; however, accrued interest income has been excluded from these loans.

Average Balance, Interest Income and Expense, Average Yield and Rates

	Years Ended December 31,								
	2008			2007			2006		
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
Interest Earning Assets:									
Loans:									
Mortgages	$94,058	$6,248	6.64 %	$85,801	$6,086	7.09 %	$78,322	$5,537	7.07 %
Consumer	6,297	479	7.61	9,017	591	6.55	9,974	670	6.72
Commercial	1,188	95	8.00	1,749	120	6.86	1,742	139	7.98
Total loans	101,543	6,822	6.72	96,567	6,797	7.04	90,038	6,346	7.05
Investment securities:									
U.S. government securities	6,383	252	3.95	5,221	220	4.21	6,107	262	4.29
Municipal securities [1]	7,774	440	5.66	7,017	435	6.20	6,956	435	6.25
Other securities	2,279	141	6.19	497	18	3.62	952	44	4.62
Equities	999	42	4.10	969	37	3.82	907	33	3.64
Total securities	17,435	875	5.02	13,704	710	5.18	14,922	774	5.19
Equity securities at cost	827	42	5.08	1,183	75	6.34	-	-	-
Deposits in banks	728	7	0.96	530	18	3.40	1,883	60	3.19
Fed funds sold	4,325	95	2.20	-	-	-	-	-	-
Total interest earning assets	124,858	7,841	6.28	111,984	7,600	6.79	106,843	7,180	6.72
Non-interest earning assets:									
Cash and due from banks	1,430			1,821			1,313		
Other assets	2,910			5,875			6,564		
Less: allowance for loan losses	(1,192)			(1,157)			(1,061)		
Total non-interest earning assets	3,148			6,539			6,816		
Total assets	$128,006			$118,523			$113,659		

Liabilities and stockholders' equity									
Interest bearing liabilities									
Deposits:									
Interest bearing demand	$10,533	185	1.76	$8,266	135	1.63	$7,481	146	1.95
Savings and money market	37,524	822	2.19	18,742	434	2.32	18,968	403	2.12
Time deposits	42,545	1,661	3.90	49,201	2,248	4.57	51,785	2,118	4.09
Total interest bearing deposits	90,602	2,668	2.94	76,209	2,817	3.70	78,234	2,667	3.41
Other borrowings	13,172	643	4.88	19,761	1,043	5.28	16,651	865	5.19
Total interest bearing liabilities	103,774	3,311	3.19	95,970	3,860	4.02	94,885	3,532	3.72
Total non-interest bearing liabilities	9,099			10,441			7,832		
Total liabilities	112,873			106,411			102,717		
Stockholders' equity	15,133			12,112			10,942		
Total liabilities and stockholders' equity	$128,006			$118,523			$113,659		
Net interest spread [1]		$4,530	3.09		$3,740	2.77		$3,648	3.00
Net interest margin [1]			3.63			3.34			3.41
Taxable equivalent adjustment		$150			$148			$148	
Average earning assets as a percentage of interest bearing liabilities			120.32 %			116.69 %			112.60 %

[1] The yield on municipal securities is computed on a tax equivalent basis at the U.S. federal income tax rate of 34%.

We believe that it is common practice in the banking industry to present interest income and related yield information on tax exempt securities on a tax-equivalent basis and that such information is useful to investors because it facilitates comparisons among financial institutions. However, the adjustment of interest income and yields on tax exempt securities to a tax equivalent amount may be considered to include non-GAAP financial information. A reconciliation to GAAP is provided below.

Tax Equivalent Reconciliation

	Years Ended December 31,					
	2008		2007		2006	
(Dollars in thousands)	Interest	Average Yield	Interest	Average Yield	Interest	Average Yield
Municipal securities – nontaxable	$290	3.73%	$287	4.09%	$287	4.13%
Tax equivalent adjustment [1]	150		148		148	
Municipal securities – tax equivalent	$440	5.66%	$435	6.20%	$435	6.25%
Net interest income – nontaxable	$4,380		$3,592		$3,500	
Tax equivalent adjustment [1]	150		148		148	
Net interest income – tax equivalent	$4,530		$3,740		$3,648	
Interest rate spread – no tax adjustment		2.97%		2.63%		2.86%
Net interest margin – no tax adjustment		3.51%		3.21%		3.28%

[1] The tax equivalent adjustment is based on a tax rate of 34% for all periods presented.

Rate/Volume Analysis

(Dollars in thousands)	Year Ended December 31, 2008 Compared to 2007 Net	Increase (Decrease) Due to Volume	Rate
Interest Income:			
Loans	$ 25	$ 214	$ (189)
Investment securities	165	186	(21)
Equity securities	(33)	(20)	(13)
Deposits in other banks	(11)	12	(23)
Fed funds sold	93	93	-
Total	$ 239	$ 485	$ (246)
Interest Expense:			
Interest bearing demand deposits	$ 50	$ 39	$ 11
Savings and money market deposits	388	410	(22)
Time deposits	(587)	(283)	(304)
Other borrowings	(400)	(326)	(74)
Total	$ (549)	$ (160)	$ (389)
Net Interest Income	$ 788	$ 645	$ 143

Changes in interest due to volume and rate have been allocated by reference to changes in the average balances and the average interest rates of interest earning assets and interest bearing liabilities.

Interest Sensitivity Analysis

	At December 31, 2008 Maturing Or Repricing In: Within 3 Months	4 – 12 Months	1 – 5 Years	Over 5 Years	Total
Interest earning assets:					
Interest bearing deposits	$ 43	-	-	-	$ 43
Investment securities	-	849	8,436	11,008	20,293
Loans	16,297	7,037	40,161	43,781	107,276
Total interest earning assets	$ 16,340	$ 7,886	$ 48,597	$54,789	$127,612
Interest bearing liabilities:					
Interest bearing demand	$ 10,221	-	-	-	$ 10,221
Money market	11,631	-	-	-	11,631
Savings	-	-	-	26,616	26,616
Time deposits	6,543	17,465	19,692	-	43,700
Borrowed funds	7,648	-	5,000	7,000	19,648
Total interest bearing liabilities	$ 36,043	$ 17,465	$ 24,692	$33,616	$ 111,816
Period Gap	**$ (19,703)**	**$ (9,579)**	**$ 23,905**	**$21,173**	
Cumulative gap	**$ (19,703)**	**$ (29,282)**	**$ (5,377)**	**$15,796**	
Ratio of cumulative gap to total assets	**(14.18%)**	**(21.07%)**	**(3.87%)**	**11.36%**	

Assumptions:

*Adjustable rate loans have been distributed among the categories by repricing dates.

*Mortgage backed investments and loans do not take into account principal prepayments.

*All transaction deposit accounts have been placed into the within three months category as they have no stated maturity and rates will adjust as market rates adjust.

*All savings accounts have been placed in the beyond five years category based upon historical experience.

Earnings are dependent on maintaining adequate net interest yield or spread between rates earned on assets and the cost of interest bearing liabilities. We must manage our interest rate sensitivity to maintain adequate spread during rising and declining interest rate environments. Decisions about which bonds to purchase are based upon factors such as term, yield and asset quality. Short term bonds enhance rate sensitivity but typically have lower yields. Our investment strategy carries the majority of our investments as maturing after the five year period illustrated above. All of our investments are held available for sale which gives us the flexibility to sell in response to market changes. The money can then be used to fund loan growth or reinvested in bonds at the new interest rate.

Having a similar amount of assets repricing, or maturing, at or about the same time as our liabilities reprice or mature, reduces our interest rate risk. However, we recognize certain trends and historical experiences for some products. We know that while all our customers could withdraw their money on any given day, they do not do so, even with interest rate changes. Accounts such as savings, interest checking, and money market accounts are core deposits and do not have the same reaction to interest rate changes as time deposits do. These accounts tend to change according to cash flow and the transaction needs of our customers.

According to the table, we have a negative gap position, which means our liabilities will reprice faster than our assets. When interest rates are rising, this will tend to reduce our interest spread and our net interest income, and when rates are falling; our interest spread and net income should increase.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable as the Company is a smaller reporting company.

ITEM 2. PROPERTIES

The Bank currently conducts its business through its five full-service banking offices in Scranton, Stroudsburg, Clarks Summit and Effort, Pennsylvania. The Bank owns all of its offices, except for Clarks Summit, which is subject to a renewable lease that expires in 2011. The net book value of the land, buildings, furniture, fixtures and equipment owned by the Company was $4,126,000 as of December 31, 2008.

ITEM 3. LEGAL PROCEEDINGS

We are periodically parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to our business. We do not believe that there is any pending or threatened proceeding against us which, if determined adversely, would have a material effect on our business or financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the quarter ended December 31, 2008, no matters were submitted to vote of security holders through a solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT' S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is quoted on the OTC Bulletin Board under the symbol "NPBP.OB". An active trading market does not currently exist for our common stock.

The following table sets forth the high and low bid information for the periods indicated. Share price and dividend information has not been adjusted to reflect the exchange of the former North Penn Bancorp common stock for 1.092 shares of the Company's common stock on October 1, 2007.

2008	Dividends	High	Low	Close
First Quarter	$ 0.03	$ 9.20	$ 8.35	$ 8.50
Second Quarter	$ 0.03	$ 9.00	$ 7.40	$ 7.40
Third Quarter	$ 0.03	$ 8.65	$ 7.00	$ 7.75
Fourth Quarter	$ 0.03	$ 8.25	$ 6.95	$ 7.25

2007	Dividends	High	Low	Close
First Quarter	$ 0.03	$ 15.50	$ 11.05	$ 15.00
Second Quarter	$ 0.03	$ 15.30	$ 13.95	$ 14.30
Third Quarter	$ 0.03	$ 14.00	$ 10.30	$ 11.20
Fourth Quarter	$ 0.03	$ 10.26	$ 8.35	$ 9.05

The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of March 12, 2009, there were approximately 770 holders of record of our common stock.

Registrar and Transfer Company serves as transfer agent and registrar for our common stock.

The following table provides certain information with regard to shares repurchased by the Company during the fourth quarter of 2008.

Period	Total Number of Shares Purchased [(1)]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2008 through October 31, 2008	75,500	$8.01	75,500	82,657
November 1, 2008 through November 30, 2008	22,500	$7.28	22,500	60,157
December 1, 2008 through December 31, 2008	5,000	$7.30	5,000	55,157
Total	103,000	$7.81	103,000	

(1) On October 1, 2008, the Company announced that the Board of Directors had approved a stock repurchase program authorizing the Company to repurchase up to 10% of the Company's common stock.

The information under Notes 2 and 19 to the Company's Consolidated Financial Statements regarding the use of proceeds from the Company's second-step conversion and the Company's dividend policy is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

Not applicable as the Company is a smaller reporting company.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Matters

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of the deferred tax assets.

We consider the allowance for loan losses to be a critical accounting policy. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio.

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, our regulatory authorities as an integral part of their examination process periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of examination.

The Bank believes that the judgments used in establishing the allowance for loan losses are based on reliable present information. In assessing the sufficiency of the allowance for loan losses, management considers, among other things described above, how well prior estimates have related to actual experience. The Bank has not found it necessary to call into question the reliability of judgments used in its calculation.

There are also no particular risk elements in the local economy that put a group or category of loans at increased risk, however, the Bank is pursuing commercial loans secured primarily by real estate, which may bear a higher risk of loss. These factors could lead to higher levels of allowance in future periods.

The estimate of the allowance level is always subject to normal inherent risk associated with any loan portfolio and can change based on future events, not known or predictable.

We use the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed continually as regulatory and business factors change. Management's recording of deferred tax assets and liabilities and the need for a valuation allowance is made based on information available to the

Bank at the time. In particular, management evaluates the recoverability of deferred tax assets based on the ability of the Bank to generate future profits to utilize such benefits. Management employs budgeting and periodic reporting processes to continually monitor progress. These factors lower the inherent risk in the assumption of future profits. Historically, the Bank has had sufficient profits for tax recovery.

Statement of Changes in Financial Condition

General. Our assets increased $16.5 million, or 13.5%, to $139.0 million at December 31, 2008, compared to $122.5 million at December 31, 2007. Asset growth was centered in investment securities and net loans.

Assets. The net loan portfolio increased approximately $8.9 million, or 9.2%, from $97.2 million at December 31, 2007, to $106.1 million at December 31, 2008. Commercial mortgages increased approximately $11.7 million, or 28.1%, from approximately $41.7 million at December 31, 2007, to $53.4 million at December 31, 2008. Our residential mortgage portfolio decreased $900,000, or 1.9%, to $46.1 million at December 31, 2008, from $47.0 million at December 31, 2007. Consumer loans decreased $2 million from $7.4 million at December 31, 2007 to $5.4 million at December 31, 2008. The Company has decided to no longer actively pursue the indirect automobile loan market.

The investment portfolio increased approximately $6.9 million, or 51.5%, to $20.3 million at December 31, 2008, from $13.4 million at December 31, 2007. The majority of the increase was centered in U.S. Agency securities, $3.0 million at December 31, 2008 compared to $385,000 at December 31, 2007, and corporate securities, $2.9 million at December 31, 2008 compared to $500,000 at December 31, 2007. Obligations of state and political subdivisions increased $1.1 million and equity securities increased $118,000.

The Company realized an increase of $727,000 in the cash surrender value life insurance, from $2.1 million at December 31, 2007 to $2.9 million at December 31, 2008. This increase is primarily attributable to an additional purchase of $700,000 in bank-owned life insurance. The tax free yield on bank-owned life insurance for 2008 was 3.78%. The policies support employee benefit programs.

Deposits. Total deposits increased approximately $15.5 million, or 18.5%, to $99.2 million at December 31, 2008, from $83.7 million at December 31, 2007. Time deposit products, which include certificates of deposit and IRA accounts, increased approximately $400,000, or 0.9%, from $43.3 million at December 31, 2007, to $43.7 million at December 31, 2008. The Bank has tried to lessen its dependency on more volatile and rate sensitive certificates of deposit and has focused more on growing core deposits, particularly non-interest-bearing deposits. Regular checking decreased $439,000, or 5.9%, from $7.4 million at December 31, 2007, to $7.0 million on December 31, 2008. Money market accounts increased $3.8 million or 48.7% from $7.8 million at December 31, 2007 to $11.6 million at December 31, 2008. Primarily due to a slight premium rate on regular savings accounts, we recognized an $11.6 million increase, or 77.3% increase from $15.0 million at December 31, 2007 to $26.6 million at December 31, 2008.

Borrowings. As of December 31, 2008, we have two outstanding loans, a line of credit and a letter of credit with FHLBank of Pittsburgh. Our line of credit is available up to $15.0 million at an interest rate equal to the current overnight rate. This line is a source of liquidity which is used to fund our loan demand when deposit volume is inadequate. The net increase in the overnight borrowing was $1.8 million, to $7.7 million at December 31, 2008 from $5.9 million at December 31, 2007. We have a long term note of $5.0 million with FHLBank which matures on July 18, 2010. The annual percentage rate on this note is 6.19% and carries a prepayment penalty equal to a percentage of the remaining interest payments. The Bank also has a long term note of $7.0 million from the FHLBank of Pittsburgh at a rate of 4.34%, maturing July 13, 2015. We have a letter of credit in the amount of $6.1 million which is used to support municipal deposits which exceed FDIC insurance coverage. The cost of this letter of credit was $5,000 in 2008.

Equity. Total stockholders equity decreased by approximately $886,000, or 4.4%, to $19.3 million at December 31, 2008 from $20.2 million at December 31, 2007. Retained earnings increased $163,000, or 2.1%, from $7.7 million at December 31, 2007 to $7.9 million at December 31, 2008. Accumulated other comprehensive loss increased from ($90,000) to ($460,000). The other change of significance in stockholders equity is the recording of Treasury stock in the amount of $805,000 as of December 31, 2008. In 2008, a stock repurchase plan was approved and commenced whereby up to 10% of the company's common stock will be purchased in the open market. In 2008, we purchased 103,000 shares at an average net price of $7.81.

Comparison of Results of Operations for the Years Ended December 31, 2008 and 2007

General. For the year ended December 31, 2008, we recorded net income of approximately $354,000 compared to net income of $301,000 for December 31, 2007.

Net Interest Income. Our principal source of revenue is net interest income. Net interest income is the difference between interest earned on securities and loans, less the interest paid on deposits and borrowed funds. Our primary interest earning assets are loans, while deposits make up the majority of our interest bearing liabilities. Changes in the volume and rate of interest earning assets and interest bearing liabilities have an impact on net interest income.

Net interest income increased approximately $788,000, or 21.9%, to $4.4 million for the year ended December 31, 2008, compared to $3.6 million for the year ended December 31, 2007. Interest income increased approximately $239,000, or 3.2%, to $7.7 million for the year ended December 31, 2008 from $7.5 million at December 31, 2007. Interest expense decreased approximately $549,000, or 14.2%, to $3.3 million at December 31, 2008 from $3.9 million at December 31, 2007, due to lower interest rates in deposits and overnight borrowing. Consequently, the interest rate spread increased to 3.09% for the year ended December 31, 2008, compared to 2.77% for 2007. The ratio of average interest-earning assets to average interest-bearing liabilities increased from 116.69% for the year ended December 31, 2007, to 120.32% for the year ended December 31, 2008.

Interest Income. Total interest income increased $239,000, or 3.2%, to $7.7 million at December 31, 2008 compared to $7.5 million for the year ended December 31, 2007. The increase was primarily the result of a $214,000 increase in income on investments and slightly higher loan income from greater average volumes.

Total loan income for the year ended December 31, 2008 was $6.8 million, a minimal change from loan interest income for 2007. The loan portfolio yield decreased to 6.72% for the year ended December 31, 2008, from 7.04% for 2007. Average loan balance increased $4.9 million, or 5.1%, to $101.5 million for the year ended December 31, 2008, from $96.6 million for the year ended December 31, 2007. Average real estate loan products showed the greatest increase, from $85.8 million for the year ended December 31, 2007, to $94.1 million for the year ended December 31, 2008. The average balances of both consumer and commercial loans decreased from the previous period.

Total investment securities and interest bearing deposit income increased $214,000, or 32.7%, for the year ended December 31, 2008, totaling $869,000 for the year ended December 31, 2008 versus $655,000 for the year ended December 31, 2007. The increase represents significantly higher security volumes.

Interest Expense. Interest expense for the year ended December 31, 2008 totaled $3.3 million. This represents a decrease of $549,000, or 14.2%, for the year compared to $3.9 million in 2007. Average time deposit volumes decreased $6.7 million, or 13.6%, to $42.5 million for the year ended December 31, 2008, from $49.2 million for the year ended December 31, 2007. The cost of time deposits decreased 67 basis points for the year ended December 31, 2008, from 4.57% for the year ended December 31, 2007 to 3.90%. Savings and money market interest expense increased $388,000, or 89.4%, to $822,000 for the year ended December 31, 2008, from $434,000 for the year ended December 31, 2007. For the year ended December 31, 2008, the average balances on interest-bearing customer deposits increased $14.4 million, or 18.9%, to $90.6 million from $76.2 million for the year ended December 31, 2007.

The FHLBank of Pittsburgh average advance balance decreased $6.6 million, or 33.3%, to $13.2 million at December 31, 2008 from $19.8 million for the year ended December 31, 2007. The interest paid on these advances decreased $400,000, or 38.4%, from $1.0 million for the year ended December 31, 2007 to $643,000 for the year ended December 31, 2008. The decrease was the result of lower volumes and costs of overnight borrowing.

Provisions for Loan Losses; Allowance for Loan Losses. We recorded a provision for loan loss in the amount of $31,000 for the year ended December 31, 2008. The provision recorded for the year 2007 was $86,000. The allowance for loan losses as a percent of total loans was 1.09% at December 31, 2008, compared to 1.19% at December 31, 2007. Management establishes the allowance for loan losses at an amount believed to be adequate to cover known identifiable loan losses as well as any estimated losses inherent in the portfolio that are probable but that cannot be specifically identified.

The following table illustrates information related to the Bank's nonperforming assets at the dates indicated. The Bank had no troubled debt restructurings or accruing loans past due 90 or more days at the dates presented.

	At December 31,		
	2008	**2007**	**% Change**
(Dollars in thousands)			
Nonaccrual loans	$1,107	$378	192.86%
Other real estate owned	-	100	(100.0%)
Total nonperforming assets	$1,107	$478	131.59%
Total nonperforming loans to total loans	1.03%	0.38%	171.05%
Total nonperforming loans to total assets	0.80%	0.31%	158.06%
Total nonperforming assets to total assets	0.80%	0.39%	105.13%

Other Income. The following table summarizes other income for the years ended:

	Year Ended December 31,		
Other Income	**2008**	**2007**	**% Change**
(Dollars in thousands)			
Service charges & fees	$233	$228	2.19%
Gain from real estate operations	1	6	(83.33%)
Increase in cash surrender value of life insurance	95	90	5.56%
Other operating income	6	18	(66.67%)
Gain on sale of loans	2	79	(97.47%)
Gain on sale of equity investments	1	52	(98.08%)
Total	$338	$473	(28.54%)

Other income for the year ended December 31, 2008, totaled $338,000, which was a decrease for the year of $135,000 compared to 2007, which totaled $473,000. Of this decrease, $128,000 relates to substantially less gain on the sale of loans and equity investments.

Other Expenses. The following table summarizes noninterest expenses for the years ended:

	Year Ended December 31,		
Other Expense	**2008**	**2007**	**% Change**
(Dollars in thousands)			
Directors' fees	$116	$97	19.59%
Correspondent bank charges	30	47	(36.17%)
Contributions	22	6	266.67%
Advertising	46	76	(39.47%)
Insurance	41	48	(14.58%)
Professional services	173	159	8.81%

Consulting fees	117	49	138.78%
Postage and office supplies	103	84	22.62%
ATM Expense	65	58	12.07%
FDIC Insurance	14	10	40.00%
BOLI Expense	43	68	(36.76%)
Dues & Subscriptions	5	16	(68.75%)
Telephone	52	44	18.18%
O.R.E. Expense	-	16	(100.00%)
Other expense	153	143	6.99%
Total other expense	**$980**	**$921**	6.41%

Other expenses increased approximately $594,000, or 16.56%, to $4.2 million for the year ended December 31, 2008, compared to $3.6 million for the year ended December 31, 2007.

Consulting fees increased $68,000, or 138.78%, and professional services increased $14,000, or 8.81%, for the year ended December 31, 2008. The majority of these expenses were increased fees associated with strategic planning, auditing and compliance-related initiatives.

Salaries and employee benefits represented 49.04% and 56.11% of total noninterest expense for the years ended December 31, 2008 and 2007, respectively. Salaries and employee benefits increased $38,000 for the year ended December 31, 2008, to $2.1 million from $2.0 million for 2007. The increase in expense reflects cost of living adjustments for our staff.

The loss from accounting errors negatively impacted total other expense in the pretax amount of $475,000. Management of the Company believes that investors' understanding of the Company's performance is enhanced by disclosing non-GAAP financial measures without the effect of the loss as a reasonable basis for comparison of the Company's ongoing results of operations. These non-GAAP measures should not be considered a substitute for GAAP-basis measures and results. Our non-GAAP measures may not be comparable to non-GAAP measures of other companies. The following Non-GAAP Reconciliation Schedule provides a reconciliation of these non-GAAP financial measures to the most closely analogous measure determined in accordance with GAAP.

NON-GAAP RECONCILIATION SCHEDULE
NORTH PENN BANCORP, INC.
(unaudited)
(in thousands)

	For the Year Ended December 31, 2008
Net interest income after provision for loan losses	$ 4,349
Other income	338
Other expense	(4,180)
Income tax expense	(153)
Net income	354
Adjustments	
Other expense	
Loss from accounting errors	475
Income tax expense	(198)
After tax adjustments to GAAP	277
Adjusted net income	$ 631

Income taxes. The Bank recorded income tax expense for the year ended December 31, 2008 of $153,000, compared to an income tax expense of $92,000 for the year ended December 31, 2007. This increase reflects the tax expense needed due to the $114,000, or 29.0% increase in pre-tax earnings.

ITEM 7A. QUANTATATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable as the Company is a smaller reporting company.

MMQ

Francis J. Merkel, CPA
Joseph J. Quinn, CPA, CVA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

McGrail Merkel Quinn & Associates

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
North Penn Bancorp, Inc.
Scranton, Pennsylvania

We have audited the accompanying consolidated balance sheets of North Penn Bancorp, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Penn Bancorp, Inc. and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of North Penn Bancorp Inc.'s internal control over financial reporting as of December 31, 2008 included in Item 9A(T) and, accordingly, we do not express an opinion thereon.

/s/ McGrail Merkel Quinn
& Associates

Scranton, Pennsylvania
March 27, 2009

RSM McGladreyNetwork

An Independently Owned Member

Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650
www.mmq.com

North Penn Bancorp, Inc. and Subsidiary
Consolidated Balance Sheets
December 31, 2008 and 2007

(In thousands, except per share amounts)	2008	2007
ASSETS		
Cash and due from banks	$ 1,604	$ 3,071
Interest bearing deposits at other financial institutions	43	107
Total cash and cash equivalents	1,647	3,178
Federal Funds sold	627	-
Investment securities, available for sale	20,293	13,366
Equity securities at cost, substantially restricted	1,090	1,060
Loans, net of allowance for loan losses of $1,170 in 2008 and $1,171 in 2007	106,106	97,247
Loans held for sale	684	-
Bank premises and equipment, net	4,126	4,159
Accrued interest receivable	676	695
Cash surrender value of life insurance	2,864	2,137
Deferred income taxes	657	466
Other real estate owned	-	100
Other assets	220	124
TOTAL ASSETS	**$ 138,990**	**$ 122,532**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Non-interest bearing	$ 6,985	$ 7,424
Interest bearing	92,168	76,259
Total deposits	99,153	83,683
Other borrowed funds	19,648	17,879
Accrued interest and other liabilities	891	786
TOTAL LIABILITIES	**119,692**	**102,348**
STOCKHOLDERS' EQUITY		
Preferred stock, no par value; authorized 20,000,000 shares; none issued	-	-
Common stock, par value $0.10; 80,000,000 shares authorized; 1,581,571 shares issued in 2008 and 2007; outstanding: 1,478,571 in 2008 and 1,581,571 in 2007	158	158
Additional paid-in capital	13,480	13,433
Retained earnings	7,905	7,742
Unearned ESOP shares	(980)	(1,059)
Accumulated other comprehensive loss	(460)	(90)
Treasury stock – at cost, 103,000 shares in 2008	(805)	-
TOTAL STOCKHOLDERS' EQUITY	**19,298**	**20,184**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 138,990**	**$ 122,532**

See notes to consolidated financial statements.

North Penn Bancorp, Inc. and Subsidiary
Consolidated Statements of Income
For the Years ended December 31, 2008 and 2007

(In thousands, except per share amounts)

	2008	2007
INTEREST INCOME		
Interest on loans	$ 6,822	$ 6,797
Interest and dividends on investments	869	655
Total interest income	7,691	7,452
INTEREST EXPENSE		
Interest on deposits	2,668	2,817
Interest on borrowed funds	643	1,043
Total interest expense	3,311	3,860
NET INTEREST INCOME	4,380	3,592
PROVISION FOR LOAN LOSSES	31	86
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,349	3,506
OTHER INCOME		
Gain on sale of securities	1	52
Gain on sale of other real estate owned	1	6
Gain on sale of loans	2	79
Service charges and fees	233	228
Other income	101	108
TOTAL OTHER INCOME	338	473
OTHER EXPENSE		
Salaries and employee benefits	2,050	2,012
Occupancy and equipment expense	675	653
Other expenses	980	921
Loss from accounting errors	475	-
TOTAL OTHER EXPENSE	4,180	3,586
INCOME BEFORE INCOME TAXES	507	393
INCOME TAX EXPENSE	153	92
NET INCOME	$ 354	$ 301
Weighted average number of shares outstanding	1,518,560	1,468,869
Earnings per share, basic and diluted	$ 0.23	$ 0.20

See notes to consolidated financial statements.

North Penn Bancorp, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity
For the Years ended December 31, 2008 and 2007

(In thousands, except per share amounts)	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2006	$ 144	$ 5,870	$ 7,623	$ (460)	$ (51)	$ -	$ 13,126
Comprehensive income:							
Net income	-	-	301	-	-	-	301
Unrealized losses on securities, net of income taxes	-	-	-	-	(39)	-	(39)
Comprehensive income							262
Second step conversion and public stock offering	14	7,515	-	-	-	-	7,529
Unearned ESOP shares	-	-	-	(680)	-	-	(680)
ESOP shares released	-	16	-	81	-	-	97
Restricted Stock Awards	-	32	-	-	-	-	32
Cash dividend - $0.12 per share	-	-	(182)	-	-	-	(182)
Balance, December 31, 2007	158	13,433	7,742	(1,059)	(90)	-	20,184
Comprehensive income:							
Net income	-	-	354	-	-	-	354
Unrealized losses on securities, net of income taxes	-	-	-	-	(370)	-	(370)
Comprehensive income							(16)
ESOP shares released	-	(27)	-	79	-	-	52
Restricted Stock Awards	-	74	-	-	-	-	74
Purchase of treasury stock	-	-	-	-	-	(805)	(805)
Cash dividend - $0.12 per share	-	-	(191)	-	-	-	(191)
Balance, December 31, 2008	$ 158	$ 13,480	$ 7,905	$ (980)	$ (460)	$ (805)	$ 19,298

See notes to consolidated financial statements.

North Penn Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

(In thousands)	2008	2007
Operating Activities:		
Net income	$ 354	$ 301
Items not requiring (providing) cash		
Depreciation	259	280
Provision for loan losses	31	86
Amortization of securities (net of accretion)	19	13
Increase in cash surrender value of life insurance	(25)	(43)
Net realized gain on securities	(1)	(52)
Net realized gain on sale of bank premises and equipment	(2)	-
Net realized gain on other real estate owned	(1)	(6)
Net realized gain on sale of loans	(2)	(79)
Deferred income tax expense	-	(28)
ESOP expense	52	97
Changes in:		
Accrued interest income and other assets	(77)	(49)
Accrued interest expense and other liabilities	179	(48)
Net Cash Provided by Operating Activities	786	472
Investing Activities:		
Purchase bank premises and equipment	(235)	(97)
Proceeds from sale of bank premises and equipment	11	-
Proceeds from sale of other real estate owned	100	427
Sale of securities "available for sale"	28	264
Purchase of securities "available for sale"	(9,860)	(284)
Redemptions of securities "available for sale"	940	-
Redemptions of mortgage-backed securities "available for sale"	1,387	860
Federal funds sold, net	(627)	-
(Purchase) redemption of restricted stock	(30)	176
Net increase in loans to customers	(10,348)	(6,961)
Proceeds from sale of loans	776	4,440
Purchase of life insurance policies	(702)	-
Net Cash Used in Investing Activities	(18,560)	(1,175)
Financing Activities:		
Net increase (decrease) in deposits	15,470	(3,063)
Net increase (decrease) in short term borrowings	1,769	(3,862)
Net proceeds of public stock offering	-	7,547
Common stock acquired by ESOP	-	(680)
Treasury stock purchased	(805)	-
Cash dividends paid	(191)	(177)
Net Cash Provided by (Used in) Financing Activities	16,243	(235)
Net decrease in Cash and Cash Equivalents	(1,531)	(938)
Cash and Cash Equivalents, January 1	$ 3,178	$ 4,116
Cash and Cash Equivalents, December 31	$ 1,647	$ 3,178
Supplementary Schedule of Cash Flow Information:		
Cash paid during the period for:		
Interest	$ 3,272	$ 3,723
Income taxes	146	98
Non-cash investing and financing activities:		
Transfer from loans to other real estate owned	-	421

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

North Penn Bancorp, Inc. is the holding company for North Penn Bank (Bank). The common stock trades on the OTC Bulletin Board under the symbol "NPBP.OB". The Bank operates from five offices under a Pennsylvania savings bank charter and provides financial services to individuals and corporate customers primarily in Northeastern Pennsylvania. The Bank's primary deposit products are savings and demand deposit accounts and certificates of deposit. Its primary lending products are real estate, commercial and consumer loans.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of North Penn Bancorp, Inc., its wholly-owned subsidiary, North Penn Bank and North Penn Bank's wholly-owned subsidiaries, Norpenco, Inc. and North Penn Settlement Services, LLC. These entities are collectively referred to herein as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. Norpenco, Inc.'s sole activities are purchasing bank stocks and receiving dividends on such stocks. North Penn Settlement Services, LLC, receives non interest income from providing title search work.

The accounting policies of the Company conform with accounting principles generally accepted in the United States of America and with general practices within the banking industry.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loses on loans and foreclosed real estate, management periodically obtains independent appraisals for significant properties.

Emerging Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. The Statement also emphasizes that fair value is a market-based measurement, not an entity-specific measurement and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis for which delayed application is permitted until the Company's year beginning January 1, 2009.

The adoption of the remaining provisions of SFAS No. 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB ratified Emerging Issues Task Force (EITF) issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements* (EITF 06-4), and in March 2007, the FASB ratified EITF Issue No. 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements* (EITF 06-10). EITF 06-4 requires deferred compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement to be recognized as a liability by the employer and states the obligation is not effectively settled by the purchase of a life insurance policy. The liability for future benefits should be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance. EITF 06-10 provides recognition guidance for postretirement benefit liabilities related to collateral assignment split-dollar life insurance arrangements, as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment split-dollar life insurance arrangement. EITF 06-4 and EITF 06-10 are effective for fiscal years beginning after December 15, 2007.

The adoption of this statement did not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, *Business Combinations* (SFAS No. 141 (R)) and Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements, and Amendment of ARB No. 51* (SFAS No. 160). These new standards significantly change the accounting for and reporting of business combination transactions and noncontrolling interests (previously referred to as minority interests) in consolidated financial statements. Both standards are effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited.

The effects of SFAS No. 141 (R) on the Company's financial statements will depend on the nature and significance of any acquisitions subject to SFAS No. 141 (R). The adoption of SFAS No. 160 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* (SFAS No. 161). SFAS No. 161 requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008, or the Company's quarter ending March 31, 2009. As this pronouncement is only disclosure-related, the Company does not anticipate that SFAS No. 161 will have an impact on its financial position and results of operations.

In April 2008, the FASB issued Staff Position (FSP) No. 142-3, *Determination of the Useful Life of Intangible Assets* (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is not permitted. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives and should be applied to all intangible assets recognized as of, and subsequent to the effective date. The impact of FSP FAS 142-3 on the Company will depend on the size and nature of acquisitions on or after January 1, 2009.

In December 2008, the FASB issued Staff Position No. 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets* (FSP FAS 132(R)-1). FSP FAS 132(R)-1 requires more detailed disclosures about employers' plan assets in a defined benefit pension or other postretirement plan, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and inputs and valuation techniques used to measure the fair value of plan assets. FSP FAS

132(R)-1 also requires, for fair value measurements using significant unobservable inputs (Level 3), disclosure of the effect of the measurement on changes in plan assets for the period. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. As this pronouncement is only disclosure-related, the Company does not anticipate that FAS 132 (R)-1 will have an impact on its financial position and results of operations.

Investment Securities

The Company's investments in securities are classified in two categories and accounted for as follows:

Securities Held-to-Maturity Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts.

Securities Available-for-Sale Bonds, notes, debentures and equity securities not classified as securities to be held-to-maturity and are carried at fair value with unrealized holding gains and losses, net of tax, reported as a separate component of other comprehensive income until realized. The Company classifies all new purchases of securities as "available-for-sale".

Purchase premiums and discounts are recognized in interest income on the straight-line basis over the term of the securities, which approximates the interest method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method and are reported as other income in the Statements of Income.

The Company has no derivative financial instruments required to be disclosed under Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities.*

Federal Home Loan Bank Stock

The FHLBank of Pittsburgh (FHLB) stock is a required investment for membership in FHLB with the level of investment determined annually. Its marketability is limited to resale to the FHLB or another member. The Company does not foresee any circumstances that would require the liquidation of this security. The balance of the investment was $1,053,000 and $1,023,000 at December 31, 2008 and 2007, respectively. The FHLB suspended its stock repurchase and dividend payments during December, 2008. Based on current financial information available, management does not believe the FHLB stock is impaired as of December 31, 2008.

Loans

Loans are stated at the principal amount outstanding, net of any unearned income, and the allowance for loan losses. Loan fees and certain direct loan organization costs are deferred, and the net fee or cost is recognized as an adjustment to yield using the interest method over the contractual lives of the loans. Interest on mortgage and commercial loans is calculated at the time of payment based on the current outstanding balance of the loan. Interest on consumer loans is recognized on the simple interest method.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent losses in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payments delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Uncollectible interest on loans that are contractually past due 90 days or more is credited to an allowance established through management's periodic evaluation. The allowance is established by a charge to interest income equal to all previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

Mortgage Partnership Finance Program

The Bank participates in the Mortgage Partnership Finance (MPF) Program of the Federal Home Loan Bank of Pittsburgh (FHLB). The program is intended to provide member institutions with an alternative to holding fixed-rate mortgages in their loan portfolios or selling them in the secondary market. An institution participates in the MPF Program by either originating individual loans on a "flow" basis as an agent for the FHLB pursuant to the "MPF 100 Program" or by selling, as a principal, closed loans owned by an institution to the FHLB pursuant to one of the FHLB's closed-loan programs. Under the MPF Program(s), credit risk is shared by the participating institution and the FHLB by structuring the loss exposure in several layers, with the participating institution being liable for losses after application of an initial layer of losses (after any private mortgage insurance) is absorbed by the FHLB, subject to an agreed-upon maximum amount of such secondary credit enhancement which is intended to be in an amount equivalent to a "AA" credit risk rating by a rating agency. The participating institution may also be liable for certain first layer losses after a specified period of time. The participating institution receives credit enhancement fees from the FHLB for providing this credit enhancement and continuing to manage the credit risk of the MPF Program loans. Participating institutions are also paid specified servicing fees for servicing the loans.

Transfers involving sales with the Bank acting as principal are accounted for in accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* (SFAS 140), with the recognition of gains and losses on the sale and related mortgage servicing rights.

The credit enhancement feature of the MPF Program is accounted for by the Bank as a financial guarantee in accordance with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45) and reported on the balance sheet at its initial fair value. Subsequent changes in the recorded guarantee amount would result from termination of any portion or all of the guarantee, additional guarantees being issued or increases in the expected losses resulting from the guarantee. Such changes in recorded amounts are recognized in the consolidated statements of income or as an increase in the offsetting guarantee fees receivable account in the case of additional guarantees being issued.

Loan Servicing

The Company generally retains the right to service mortgage loans sold to others. The cost allocated to the mortgage servicing rights retained has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income.

Mortgage servicing rights are periodically evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest and current expected future prepayment rates. For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans. The Company stratifies its capitalized mortgage servicing rights based on the term of the underlying loans. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum exceed their fair value.

Premises and Equipment

The Company operates from one leased and four owned facilities. Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Provision for depreciation, computed on the straight-line method and accelerated method, is charged to operating expenses over the estimated useful lives of the assets. Maintenance and repairs are charged to operating expense as incurred.
The estimated useful lives used to compute depreciation are as follows:

	Years
Buildings	19 – 39
Furniture and equipment	5 – 10

Foreclosed Real Estate

Foreclosed real estate is carried at the lower of cost or fair value at the time of foreclosure. Management periodically performs valuations and a loss is recognized by a charge to operations if the carrying value of a property exceeds its net realizable value. Additional costs associated with holding the properties are expensed as incurred. The balance of foreclosed real estate was $100,000 at December 31, 2007. This real estate property was sold at the end of January, 2008 and there was no foreclosed real estate at December 31, 2008.

Long-Lived Assets

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that carrying amounts of the assets might not be recoverable, as prescribed in Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

Treasury Stock

Stock held in treasury is accounted for using the cost method which treats stock held in treasury as a reduction to total stockholders' equity. The cost basis for subsequent sales of treasury shares is determined using a first-in, first-out method.

Postretirement Employee Benefits

The Company provides postretirement benefits in the form of term life insurance and health insurance coverage for a limited period of time. The costs are funded as incurred and are not significant to the accompanying financial statements.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2008 were $46,000 compared to $76,000 for the year ended December 31, 2007.

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

The Company adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company does not have any unrecognized tax benefits at December 31, 2008 and 2007 or during the years then ended. No unrecognized tax benefits are expected to arise within the next twelve months.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of income. No interest or penalties for income taxes were recognized during the years ended December 31, 2008 and 2007.

Cash Flows

For purposes of the Statements of Cash Flows, cash and due from banks include cash on hand and demand deposits at other financial institutions (including cash items in process of clearing). Cash flows from loans and deposits are reported net.

The Company may, from time to time, maintain correspondent bank balances in excess of $250,000 each. Management is not aware of any evidence that would indicate that such deposits are at risk.

Earnings Per Share

Basic earnings per share is computed on the weighted average number of common shares outstanding during each year, adjusted for unearned shares of the ESOP, as prescribed in Statement of Financial Accounting Standards No. 128, *Earnings Per Share* (SFAS 128). Diluted earnings per share includes common shares issuable upon exercise of employee stock options (Note 10) as follows:

December 31, 2008	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS			
Income available	$ 354,000	1,518,560	$ 0.23
Options includable	-	101	-
Diluted EPS	$ 354,000	1,518,661	$ 0.23

December 31, 2007	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS			
Income available	$ 301,000	1,468,869	$ 0.20
Options includable	-	829	-
Diluted EPS	$ 301,000	1,469,698	$ 0.20

Note 2 – Second-Step Conversion

On October 1, 2007, the Company and the Bank completed their "second-step" conversion from the mutual holding company structure to the stock holding company structure pursuant to a Plan of Conversion and Reorganization, as amended. The Company sold 850,000 shares of common stock in a public offering to certain depositors of the Bank and other investors for $10.00 per share, including 48,000 shares sold to the Bank's Employee Stock Ownership Plan ("ESOP") that were paid for with a loan from the Company. Net proceeds received from the offering amounted to $7,529,000, after expenses of $971,000. The Company also exchanged 1.092 shares of its common stock for each share of the former North Penn Bancorp common stock outstanding, except for those shares owned by North Penn Mutual Holding Company. All common share data for prior years has been adjusted to reflect this exchange. The net proceeds have been used to fund new loans and repay a portion of our advances with the FHLBank of Pittsburgh.

Subsequent to October 1, 2007, the ESOP purchased 20,000 shares of North Penn Bancorp common stock in the open market.

Note 3 - Investment Securities

The amortized cost and fair value of investment securities at December 31 are as follows (in thousands):

	2008			
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale				
U.S. Agency securities	$ 3,000	$ 16	$ -	$ 3,016
Mortgage-backed securities	5,074	68	-	5,142
State & political subdivisions	8,529	20	338	8,211
Other bonds	3,017	38	189	2,866
Total debt securities	19,620	142	527	19,235
Equity securities	1,371	11	324	1,058
Total available-for-sale	$ 20,991	$ 153	$ 851	$ 20,293

	2007			
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale				
U.S. Agency securities	$ 385	$ -	$ -	$ 385
Mortgage-backed securities	4,521	-	41	4,480
State & political subdivisions	7,026	37	2	7,061
Other bonds	500	-	-	500
Total debt securities	12,432	37	43	12,426
Equity securities	1,071	22	153	940
Total available-for-sale	$ 13,503	$ 59	$ 196	$ 13,366

The amortized cost and fair value of debt securities at December 31, 2008, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 849	$ 849
Due after one year through five years	8,563	8,435
Due after five years through ten years	2,687	2,739
Due after ten years	7,521	7,212
Total debt securities	$ 19,620	$ 19,235

Proceeds from sales of available-for-sale securities totaled $28,000 and $264,000 during 2008 and 2007, respectively. Gross gains realized from the sale of securities totaled $1,000 and $52,000 for the years ended December 31, 2008 and 2007, respectively.

Securities available-for-sale with amortized costs and fair values of $12,726,000 and $12,395,000 at December 31, 2008 and $4,750,000 and $4,740,000, at December 31, 2007 were pledged as collateral on public deposits with the FHLBank of Pittsburgh.

The gross fair value and unrealized losses of the Company's investments, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2008 and 2007 are as follows (in thousands):

December 31, 2008	Less than 12 months		12 months or more		Totals	
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
U.S. Agency securities	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	-	-	-	-	-	-
State & political subdivisions	6,678	338	-	-	6,678	338
Other bonds	1,795	189	-	-	1,795	189
Equity securities	490	87	454	237	944	324
Total	$ 8,963	$ 614	$ 454	$ 237	$ 9,417	$ 851

December 31, 2007	Less than 12 months		12 months or more		Totals	
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
U.S. Agency securities	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	574	3	3,372	38	3,946	41
State & political subdivisions	434	2	-	-	434	2
Other bonds	-	-	-	-	-	-
Equity securities	366	66	344	87	710	153
Total	$ 1,374	$ 71	$ 3,716	$ 125	$ 5,090	$ 196

The table at December 31, 2008 includes 40 securities that have losses for less than twelve months and 26 securities that have been in an unrealized loss position for twelve or more months.

U.S. Agency Securities There were no unrealized losses on the Company's investments in direct obligations of U.S. government agencies at December 31, 2008.

Mortgage-Backed Securities There were no unrealized losses on the Company's investments in federal agency mortgage-backed securities at December 31, 2008.

State & Political Subdivisions The unrealized losses on the Company's investments in these obligations were caused by market fluctuations. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be impaired at December 31, 2008.

Other Securities The unrealized losses on the Company's investments in these securities were caused by market fluctuations. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be impaired at December 31, 2008.

Equity Securities The Company's investment in equity securities consists entirely of bank stocks. The unrealized losses are from forty bank stocks due to market fluctuation. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. Based on that evaluation, and the Company's ability to hold these stocks for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Note 4 - Loans Receivable

Loans receivable consist of the following at December 31, 2008 and 2007 (in thousands):

	2008	2007
Real estate mortgages		
Construction and land development	$ 546	$ 154
Residential, 1 – 4 family	44,986	45,593
Residential, multi-family	1,147	1,446
Commercial	53,448	41,685
Total real estate mortgages	100,127	88,878
Commercial	1,796	2,157
Consumer	5,353	7,383
Total loans	107,276	98,418
Allowance for loan losses	1,170	1,171
Total loans, net	$ 106,106	$ 97,247

The Bank is subject to a loans-to-one-borrower limitation of 15% of capital funds. At December 31, 2008, the loans-to-one-borrower limitation was $2,330,000. At December 31, 2008, there were no loans outstanding or committed to any one borrower that individually or in the aggregate exceeds that limit.

The Bank lends primarily to customers in its local market area. Most loans are mortgage loans, which include loans secured by commercial and residential real estate and construction loans. Accordingly, lending activities could be affected by changes in the general economy, the regional economy, or real estate values. At December 31, 2008 and 2007, mortgage loans totaled $100,127,000 and $88,878,000 respectively. Mortgage loans represent 93.3% of total gross loans at December 31, 2008 and 90.3% of total gross loans at December 31, 2007.

Nonaccrual loans represent loans, which are ninety days or more in arrears or in the process of foreclosure. These loans totaled approximately $1,107,000 and $378,000 at December 31, 2008 and 2007, respectively. The allowance for loan losses allocated to impaired loans was $42,000 and $9,000 at December 31, 2008 and 2007, respectively. Additional interest income that would have been earned under the original terms of such loans would have amounted to $30,000 and $23,000 for the years ended December 31, 2008 and 2007, respectively.

The following is a summary of the activity of the allowance for loan losses (in thousands):

		2008		2007
Balance, beginning of year	$	1,171	$	1,121
Provision for loan losses		31		86
Recoveries		18		9
Loans charged-off		(50)		(45)
Balance, end of year	$	1,170	$	1,171

Note 5 – Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage loans serviced for others was $5,147,000 at December 31, 2008 and $6,075,000 at December 31, 2007.

Note 6 - Premises and Equipment, Net

Premises and equipment at December 31, 2008 and 2007 are summarized as follows (in thousands):

		2008		2007
Land and improvements	$	1,297	$	1,200
Building and improvements		5,320		5,320
Leasehold improvements		158		158
Furniture and equipment		2,275		2,191
		9,050		8,869
Less: Accumulated depreciation and amortization		4,924		4,710
Premises and equipment, net	$	4,126	$	4,159

Depreciation expense was $259,000 and $280,000 for the years ended December 31, 2008 and 2007, respectively.

Note 7 - Cash Surrender Value Of Life Insurance

The Company has purchased bank owned life insurance (BOLI) policies on certain directors and officers. These policies are intended to fund benefits payable under future management incentive plans.

Note 8 - Deposits

Deposits consist of the following major classifications at December 31, 2008 and 2007 (dollars in thousands):

	2008				2007			
		Amount	% of total deposits			Amount	% of total deposits	
Non-interest checking	$	6,985	7.0	%	$	7,424	8.9	%
Interest checking		10,221	10.3			10,153	12.1	
Money market		11,631	11.7			7,816	9.3	
Savings		26,616	26.9			14,953	17.9	
Time deposits		43,700	44.1			43,337	51.8	
Total	$	99,153	100	%	$	83,683	100	%

Time deposit accounts of $100,000 and over totaled approximately $10,893,000 at December 31, 2008. Time deposit accounts of $100,000 and over totaled approximately $9,766,000 at December 31, 2007.

At December 31, 2008 and 2007, scheduled maturities of time deposits were as follows:

Maturing in:	2008	2007
One Year	$ 24,008	$ 36,228
Two Years	15,053	3,472
Three Years	2,081	2,461
Four Years	1,752	542
Five Years	806	634
Thereafter	-	-
Total	**$ 43,700**	**$ 43,337**

Interest expense on deposits consisted of the following for the years ended December 31, 2008 and 2007:

	2008	2007
Interest checking	$ 185	$ 134
Money market	245	268
Savings	577	167
Time deposits	1,661	2,248
	$ 2,668	$ 2,817

Note 9 – Other Borrowings

Short-Term Borrowings

The Company has a line of credit with the FHLB for short term borrowings varying from one day to three years. Advances on this line must be secured by "qualifying collateral" as defined in the agreement and bear interest at fixed or variable rates as determined at the date advances are made. The line expires in June, 2011.

At December 31, 2008, the Company borrowed $7,648,000 in overnight funds with interest at .59%, which also represents the Company's maximum borrowing outstanding at any month-end during the year. The average amount outstanding for the year ended December 31, 2008 amounted to $1,157,000 and the average interest rate was 1.72%.

At December 31, 2007, the Company borrowed $5,879,000 in overnight funds with interest at 3.81%. The Company's maximum overnight borrowing outstanding at any month-end during the year was $11,287,000. The average amount outstanding for the year ended December 31, 2007 amounted to $7,804,000 and the average interest rate was 5.11%.

Term Borrowings

The Company also has two term loans from the FHLB. One is a $5 million term loan at a fixed rate of 6.19%, which was issued in July of 2000, and matures July of 2010. The loan requires monthly interest payments, with the principal due at maturity. The other loan is $7 million issued in July of 2005 and matures July of 2015. The interest rate is fixed at 4.34%, for two years, at which time the FHLB has the option to convert it to an adjustable rate if the related index reaches the strike rate of 8.00% (0.11% as of December 31, 2008). Interest is due quarterly and the principal is due at maturity.

All of the above borrowings are secured by the Company's mortgages.

The Company's collateralized maximum borrowing capacity with FHLBank of Pittsburgh was $60,802,000 as of December 31, 2008.

Note 10 – Retirement Plans

Defined Benefit Plan

The Company participates in the Financial Institution Retirement Fund (the Fund) administered by the Pentegra Group. The Fund operates as a multi-employer plan for accounting purposes under Statement of Financial Accounting Standards No. 87 Employers' Accounting for Pensions. As such, the annual pension expense to be recorded is defined as the amount of the required annual contribution.

For the Plan year ending June 30, 2008 and 2007, the required contributions due were $94,000 and $138,000, respectively.

The Fund covers all employees who have met the stated age and service requirements. A benefit formula provides for retirement benefits that are calculated as a percentage of salary during their working career, as defined. More details can be found in the plan document.

In February, 2009, the Board voted to freeze the defined benefit plan as of April 1, 2009. After that date, no further benefits will accrue in the plan.

401(k) Plan

The Bank also sponsors a 401(k) Plan (the Plan). The Plan covers all employees who meet age and service requirements. Participants in the Plan are permitted to make contributions up to 20% of their compensation. The Company will match 50% of the participants' contributions, not to exceed 6% of monthly compensation. Employer contributions to the Plan amounted to $26,000 and $22,000 for the years ended December 31, 2008 and 2007, respectively.

Employee Stock Ownership Plan

In connection with the initial public offering, the Company adopted an employee stock ownership plan for eligible employees of North Penn Bank effective June 1, 2005. Eligible employees who are 21 years old and employed by the Bank as of the effective date of the offering begin participating in the plan as of that date. Thereafter, new employees of the Bank who are 21 years old and have been credited with at least one year of service with North Penn Bank will be eligible to participate in the employee stock ownership plan as of the first entry date following their completion of the plan's eligibility requirements. The ESOP used $545,000 in proceeds from a term loan obtained from the Company to purchase 58,106 shares of the Company's common stock. The term loan principal is payable in fifteen equal annual installments. Interest is at prime plus .5% and payable quarterly. Each year, the Bank intends to make discretionary contributions to the ESOP which will be equal to the required principal and interest payments on the term loan. The loan is further paid down by the amount of dividends paid, if any, on the common stock owned by the ESOP.

As part of the Company's second step conversion, a second ESOP loan in the amount of $680,000 was obtained by North Penn Bank from North Penn Bancorp to purchase an additional 68,000 shares of common stock. The loan is payable in twenty, equal, annual installments. Interest is at 7.75% and payable quarterly. The loan is further paid down by the amount of dividends paid, if any, on the common stock owned by the ESOP.

Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among participants on the basis of compensation.

The ESOP is accounted for in accordance with Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans*. The shares pledged as collateral are deducted from stockholders' equity as unearned ESOP shares in the accompanying consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for EPS computations.

For the year ended December 31, 2008, compensation expense amounted to $52,000. At December 31, 2008, total ESOP shares amounted to 125,830, with 25,241 shares allocated and 100,589 shares unearned. The fair value of unearned shares amounted to $729,000 at December 31, 2008.

For the year ended December 31, 2007, compensation expense amounted to $88,000. At December 31, 2007, total ESOP shares amounted to 125,830 with 17,166 shares allocated and 108,664 shares unearned. The fair value of unearned shares amounted to $983,000 at December 31, 2007.

Supplemental Executive Retirement Plan

Effective July 1, 2004, the Company established an unfunded supplemental executive retirement plan to provide certain officers with additional benefits upon termination or retirement. The Company expensed $31,000 and $56,000 for the years ended December 31, 2008 and 2007 respectively on the accompanying financial statements. No contributions were made to the plan in 2008 and 2007, and the Company does not plan to make any contribution in 2009.

Note 11 - Omnibus Stock Option Plan

Stock Awards. In May of 2006, the Company's stockholders approved the 2006 Omnibus Stock Option Plan, under which the Company reserved 101,685 shares of common stock for future issuance. The Plan provides for grants of stock options and restricted stock awards. Only present and future employees and directors are eligible to receive incentive awards under the 2006 Omnibus Plan. The Company believes that such awards better align the interests of its employees with its stockholders.

The exercise price and vesting are determined by the Board of Directors at the date of grant. Options generally vest over five years, and expire ten years after the date of grant. Certain option and stock awards provide for accelerated vesting if there is a change in control (as defined in the Plan).

Stock Grants. Restricted stock grants totaling 5,323 shares were awarded on September 26, 2006 having a fair value of $54,000. The grants vest over five years. The market value as of the grant date of the restricted stock grants is charged to expense as the grants vest. During 2008, 874 shares vested at fair value of $9,000.

Restricted stock grants totaling 20,994 shares were awarded on May 28, 2008 having a fair value of $173,000. The grants vest over five years. The market value as of the grant date of the restricted stock grants is charged to expense as the grants vest. Compensation expense for all stock grants was $31,000 in 2008.

Stock Options. Stock options covering 29,484 shares of common stock were awarded on September 26, 2006. The option awards were granted with an exercise price equal to the average price of the last trade date. The stock options vest and therefore become exercisable on a pro rata basis annually over five years from the date awarded, commencing September 26, 2007. The options are available to be exercised for a period of ten years after the date awarded.

The fair value of each option grant was estimated to be $3.86 on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period:

Dividend Yield (per share)	$ 0.12
Volatility (%)	3.76%
Risk-free Interest Rate (%)	4.76%
Expected Life	10 years

An additional set of stock options covering 3,766 shares were awarded on October 23, 2007. The option awards were granted with an exercise price equal to the average price of the last trade date. The stock options vest and therefore become exercisable on a pro rata basis annually over five years from the date awarded, commencing October 27, 2008. The options are available to be exercised for a period of ten years after the date awarded.

The fair value of each option grant was estimated to be $3.64 on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period:

Dividend Yield (per share)	$ 0.12
Volatility (%)	19.00%
Risk-free Interest Rate (%)	4.01%
Expected Life	10 years

An additional set of stock options covering 34,997 shares were awarded on May 28, 2008. The option awards were granted with an exercise price equal to the average price of the last trade date. The stock options vest and therefore become exercisable on a pro rata basis annually over five years from the date awarded, commencing May 28, 2009. The options are available to be exercised for a period of ten years after the date awarded.

The fair value of each option grant was estimated to be $3.18 on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period:

Dividend Yield (per share)	$ 0.12
Volatility (%)	29.24%
Risk-free Interest Rate (%)	1.89%
Expected Life	10 years

During the year ended December 31, 2008, the Company recorded options expense of $43,000 included in "Salaries and employee benefits" on the accompanying financial statements. As of December 31, 2008, there was approximately $341,000 of total unrecognized compensation cost related to unvested options and grants. That cost is expected to be recognized over a weighted-average period of 5 years. The Company plans on obtaining shares to be issued upon exercise of stock options through authorized common stock.

	Number of Shares	**Weighted - Average Exercise Price**	**Weighted – Average Remaining Contractual Term**
Outstanding, January 1, 2008	33,250	$ 10.19	-
Granted	34,997	$ 8.25	-
Exercised	-	-	-
Forfeited or expired	(5,368)	$ 10.16	-
Outstanding, December 31, 2008	62,879	$ 9.11	8.7
Exercisable, December 31, 2008	10,799	$ 10.19	7.7

	Stock Options		**Restricted Stock**	
Nonvested shares	**Number of Shares**	**Weighted-Average Grant-Date Fair Value**	**Number of Shares**	**Weighted-Average Grant-Date Fair Value**
Nonvested, January 1, 2008	27,354	$ 3.83	4,258	$ 10.21
Granted	34,997	$ 3.18	20,994	$ 8.25
Vested	(5,777)	$ 3.84	(874)	$ 10.21
Forfeited	(4,494)	$ 3.71	(1,386)	$ 9.33
Nonvested, December 31, 2008	52,080	$ 3.40	22,992	$ 8.47

Note 12 – Other Operating Income and Other Operating Expense

(in thousands)		2008		2007
Other Operating Income				
Cash surrender value of life insurance		95		90
Other income		6		18
Total other operating income	**$**	**101**	**$**	**108**
Other Operating Expense				
Directors' fees	$	116	$	97
Correspondent bank charges		30		47
Contributions		22		6
Advertising		46		76
Insurance		41		48
Professional services		173		159
Consulting fees		117		49
Postage and office supplies		103		84
Other expense		332		355
Total other operating expense	**$**	**980**	**$**	**921**

Note 13 - Income Taxes

The Company and its subsidiary file a consolidated Federal income tax return. North Penn Bancorp, Inc. and Norpenco, Inc. each file a Pennsylvania corporate tax report and North Penn Bank files a Pennsylvania Mutual Thrift Earnings Report.

Retained earnings at December 31, 2008 and 2007, included approximately $1.2 million representing accumulated bad debt reserves in excess of actual experience, for which no provision for Federal income taxes has been made, in accordance with Accounting Principles Board Statement No. 23. These amounts represent an allocation of income to bad debt deductions for tax purposes only. If anything other than tax bad debt losses are charged to this accumulated bad debt reserve, taxable income would be created at the then-current corporate tax rates. The unrecorded deferred income tax liability related to this at 34% was $423,000 at December 31, 2008 and 2007. The Company's liquidity and capital position causes management to believe that these tax restrictions will not be violated.

Total income tax expense (benefit) for the years ended December 31, 2008 and 2007, is as follows (in thousands):

		2008		2007
Federal:				
Currently payable	$	86	$	76
Deferred tax benefit		-		(28)
Total Federal taxes		86		48
State:				
Currently payable		67		44
Deferred tax expense		-		-
Total State taxes		67		44
Total income tax expense	$	153	$	92

A reconciliation of income taxes at statutory rates (34% for both years) to applicable income taxes reported in the Consolidated Statements of Income is as follows (in thousands):

		2008		2007
Tax expense at statutory rate on pretax income	$	172	$	134
Cash surrender value increase		(18)		(7)
State income taxes		67		44
Tax exempt interest income		(87)		(82)
Tax effect of other items, net		19		3
Applicable income tax expense	$	153	$	92
Effective tax rate		30%		23%

Significant deferred tax assets and liabilities at December 31, 2008 and 2007 are as follows (dollars in thousands):

		2008		2007
Deferred tax assets:				
Allowance for loan losses	$	354	$	354
Contribution carryover		129		129
Unrealized securities losses		238		47
		721		530
Less valuation allowance		(64)		(64)
Total	$	657	$	466

During the year ended December 31, 2005, the Company recorded a valuation allowance of $64,000 on the deferred tax asset for the contribution carryforward to reduce the total amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

Note 14 – Accumulated Other Comprehensive Income

Accumulated other comprehensive income of ($460,000) and ($90,000) at December 31, 2008 and 2007, respectively, consisted entirely of unrealized gains and losses on available-for-sale securities, net of tax.

A reconciliation of other comprehensive income for the years ended December 31, 2008 and 2007, are as follows (dollars in thousands):

		2008				
		Before-Tax Amount		Tax Benefit (Expense)		Net-of-Tax Amount
Unrealized losses on available-for-sale securities:						
Unrealized holding losses arising during the year	$	(560)	$	191	$	(369)
Less: Reclassification adjustment for net Gains realized in income		1		-		1
Net unrealized losses	$	(561)	$	191	$	(370)

	2007		
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Unrealized losses on available-for-sale securities:			
Unrealized holding losses arising during the year	$ (8)	$ 3	$ (5)
Less: Reclassification adjustment for net Gains realized in income	52	(18)	34
Net unrealized losses	$ (60)	$ 21	$ (39)

Note 15 - Guarantees

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), requires certain guarantees to be recorded at fair value as a liability at inception and when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, *Accounting for Contingencies* (FAS 5). FIN 45 also requires a guarantor to make significant new disclosures even when the likelihood of making any payments under the guarantee is remote.

In September 2006, the Bank executed a Mortgage Partnership Finance (MPF) Master Commitment (the Commitment) with the FHLBank of Pittsburgh (FHLB) to deliver $10.0 million of mortgage loans and to guarantee the payment of any realized losses that exceed the FHLB's first loss account for mortgages delivered under the Commitment. The Bank receives credit enhancement fees from the FHLB for providing this guarantee and continuing to manage the credit risk of the MPF Program mortgage loans. The term of the Commitment and guarantee per the Master Commitment is through September 25, 2009. The maximum potential amount of future payments that the Bank is required to make under the guarantee is $450,000. Under the Commitment, the Bank agrees to service the loans and therefore, is responsible for any necessary foreclosure proceedings. Any future recoveries on any losses would not be paid by the FHLB under the Commitment. The Bank has not experienced any losses under these guarantees.

Note 16 - Commitments and Contingencies

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit to meet the financing needs of its customers. Such commitments have been made in the normal course of business and at current prevailing market terms. The commitments, once funded, are principally to originate commercial loans and other loans secured by real estate. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company does not anticipate any losses as a result of these transactions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

Commitments issued to potential borrowers of the Bank at December 31, 2008 and 2007 were as follows (dollars in thousands):

	2008	2007
Fixed-rate commitments	$ 625	$ 2,663
Variable/adjustable-rate commitments	4,651	4,507
Total	$ 5,276	$ 7,170

Interest rates range from 6.50% to 8.25% for fixed rate commitments at December 31, 2008.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments include loans-in-process, available borrowings under commercial line of credit agreements and available borrowings under home equity agreements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Legal Proceedings

At December 31, 2008, the Company was neither engaged in any existing nor aware of any pending legal proceedings. From time to time, the Company is a party to legal proceedings within the normal course of business wherein it enforces its security interest in loans made by it, and other maters of a similar nature.

Operating lease

The Company has an operating lease for commercial space for its Abington Branch. The lease commenced upon occupancy in April 1999 for a ten year period with five options to renew for three years each. The annual lease cost is composed of minimum rent per square foot, plus a proportionate share of certain operating costs and a flat fee for the drive-up/ATM area, plus cost of living adjustments at renewal. The Company has been granted a limited right of first refusal for purchase.

The future minimum rental commitments under this lease at December 31, 2008 are as follows:

2009		50
2010		50
2011		50
Thereafter		-
Total	$	150

Note 17 - Fair Value Disclosures

Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value* Measurements, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value. SFAS No. 157 establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by SFAS No. 157 hierarchy are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the record date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation

Investments available for sale are recorded at fair value on a recurring basis. Loans held for sale are recorded at fair value on a nonrecurring basis based on the lower of cost or market.

The following required disclosure of the estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect in the estimated fair value amounts.

The methods and assumptions used to estimate the fair values of each class of financial instrument are as follows:

Cash and cash equivalents: The carrying amount of cash and cash equivalents approximate their fair value.

Available-for-sale and held-to-maturity securities: Fair values for securities are based on bid prices received from securities dealers. Restricted equity securities are carried at cost, which approximates fair value.

Loans: The fair value of all loans is estimated by the net present value of the future expected cash flows.

Deposit liabilities: The fair value of demand deposits, NOW accounts, savings accounts, and money market deposits is estimated by the net present value of the future expected cash flows. For certificates of deposit, the discount rates used reflect the Bank's current market pricing. The discount rates used for nonmaturity deposits are the current book rate of the deposits.

Other borrowings: The fair value of other borrowings is estimated using the rates currently offered for similar borrowings.

Accrued interest: The carrying amounts of accrued interest approximate their fair values.

Off-balance-sheet instruments: Commitments to extend credit are generally short-term and are priced to market at the time of funding. Therefore, the estimated fair value of these financial instruments is nominal prior to funding.

The following table presents the assets reported on the consolidated balance sheets at their fair value as of December 31, 2008 by level within the fair value hierarchy. As required by SFAS No. 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Assets measured at fair value on a recurring basis (in thousands):

	December 31, 2008			
	Level I	Level II	Level III	Total
Assets:				
Securities available-for-sale	$ 1,022	$ 19,235	$ 36	$ 20,293

Assets measured at fair value on a nonrecurring basis (in thousands):

	December 31, 2008			
	Level I	Level II	Level III	Total
Assets:				
Loans held for sale	$ -	$ -	$ 684	$ 684

Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments at December 31, 2008 and 2007 was as follows (in thousands):

	2008		2007	
	Carrying Amount	Estimated Fair value	Carrying Amount	Estimated Fair value
Financial assets:				
Cash and cash equivalents	$ 1,647	$ 1,647	$ 3,178	$ 3,178
Investments available for sale	20,293	20,293	13,366	13,366
Restricted equity securities	1,090	1,090	1,060	1,060
Loans	107,276	111,291	98,418	99,134
Accrued interest receivable	676	676	695	695
Total financial assets	$ 130,982	$ 134,997	$ 116,717	$ 117,433
Financial liabilities:				
Deposits	$ 99,153	$ 99,577	$ 83,683	$ 83,738
Other borrowings	19,648	20,701	17,879	17,751
Accrued interest payable	251	251	274	274
Total financial liabilities	$ 119,052	$ 120,529	$ 101,836	$ 101,763
Off-balance sheet liabilities:				
Commitments to extend credit	$ -	$ -	$ -	$ -

Note 18 - Related-Party Transactions

The Company routinely enters into banking transactions with its directors and officers. Such transactions are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and do not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. A summary of loans to directors and officers and related parties is as follows for the years ended December 31, 2008 and 2007 (dollars in thousands):

	2008	2007
Beginning balance	$ 1,334	$ 922
Additions	647	539
Collections	(654)	(127)
Ending balance	$ 1,327	$ 1,334

Note 19 - Dividend Policy

Company

The Company paid a quarterly cash dividend of $0.03 in 2008. Payments of cash dividends to our stockholders may be dependent on the payment of a cash dividend from the Bank to the Company. The payment of cash dividends by the Bank to the Company is limited by regulations of the FDIC and the Pennsylvania Department of Banking. The Company's future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors including future earnings, financial conditions, cash needs, and general business conditions. Holders of common stock will be entitled to receive dividends as and when declared by the board of directors out of funds legally available for that purpose.

Bank

The amount of dividends that may be paid by the Bank depends upon the Bank's earnings and capital position. The Bank may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with the stock offering. The Bank may not make a capital distribution if, after making the distribution, it would be under capitalized.

Any payment of dividends by the Bank that would be deemed to be drawn out of its bad debt reserves would require the Bank to pay federal income taxes at the then current tax rate on the amount deemed distributed. We do not contemplate any distribution by the Bank that would result in this type of tax liability.

As a state bank subject to the regulations of the FDIC, the Bank must obtain approval for any dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years, less any required transfers to surplus. In addition, the Bank may not pay a dividend in an amount greater than its retained earnings then on hand after deducting its losses and bad debts. For this purpose, bad debts are generally defined to include the principal amount of loans which are in arrears with respect to interest by six months or more unless such loans are fully secured and in the process of collection. Moreover, for purposes of this limitation, the Bank is not permitted to add the balance in its allowance for loan loss account to its undivided profits then on hand; however, it may net the sum of its bad debts as so defined against the balance in its allowance for loan loss account and deduct from undivided profits only bad debts as so defined in excess of that amount.

In addition, the FDIC is authorized to determine under certain circumstances relating to the financial condition of a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe or unsound practice.

Note 20 - Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possible additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2008, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios at December 31, 2008 and 2007 are presented in the following table (dollars in thousands):

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
At December 31, 2008:						
Total Capital (to Risk-Weighted Assets):						
North Penn Bank	$ 16,706	15.05%	≥$8,878	≥8.0%	≥$11,098	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets):						
North Penn Bank	$ 15,536	14.00%	≥$ 4,439	≥4.0%	≥$ 6,659	≥6.0%
Tier 1 Capital (to Average Assets):						
North Penn Bank	$ 15,536	11.57%	≥$ 5,370	≥4.0%	≥$ 6,713	≥5.0%
Risk-Weighted Assets:	$110,977					
Average Assets:	$134,261					
Reconciliation of GAAP Capital to Regulatory Capital						
Total Equity Capital December 31, 2008		$15,390				
Plus: Unrealized Gain/Loss on Investments		147				
Less: Disallowed Servicing Rights		(1)				
Total Tier Capital December 31, 2008		$15,536				
Plus: Allowance for loan losses		1,170				
Total Risk-based Capital December 31, 2008		$16,706				
At December 31, 2007:						
Total Capital (to Risk-Weighted Assets):						
North Penn Bank	$ 16,319	16.97%	≥$ 7,695	≥8.0%	≥$ 9,619	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets):						
North Penn Bank	$ 15,148	15.75%	≥$ 3,847	≥4.0%	≥$ 5,771	≥6.0%
Tier 1 Capital (to Average Assets):						
North Penn Bank	$ 15,148	12.71%	≥$ 4,766	≥4.0%	≥$ 5,958	≥5.0%
Risk-Weighted Assets:	$ 96,186					
Average Assets:	$119,156					
Reconciliation of GAAP Capital to Regulatory Capital						
Total Equity Capital December 31, 2007		$15,190				
Plus: Unrealized Gain/Loss on Investments		(41)				
Less: Disallowed Servicing Rights		(1)				
Total Tier Capital December 31, 2007		$15,148				
Plus: Allowance for loan losses		1,171				
Total Risk-based Capital December 31, 2007		$16,319				

Note 21 - Parent Company Financial Information

Information is presented as of December 31, 2008 and 2007.

A summary of the Balance Sheets (dollars in thousands):

	December 31,	
Assets	**2008**	**2007**
Cash on deposit with subsidiary	$ 2,483	$ 3,591
Investment in subsidiary	15,390	15,190
Bank premises, net	1,216	1,289
Deferred income taxes	65	65
Other assets	294	140
Total assets	$ 19,448	$ 20,275
Liabilities and Stockholders' Equity		
Accrued interest and other liabilities	$ 150	$ 91
Stockholders' equity	19,298	20,184
Total Liabilities and Stockholders' Equity	$ 19,448	$ 20,275

A summary of the statements of income for the years ended December 31 (dollars in thousands):

	2008	2007
Income		
Interest income	$ -	$ -
Rental income	34	34
Total income	34	34
Expenses		
Occupancy and equipment expense	73	90
Charitable contributions	-	-
Other expenses	94	60
Total expenses	167	150
Loss before income tax expense and equity in undistributed earnings of subsidiary	(133)	(116)
Income tax expense	9	-
Loss before equity in undistributed earnings of subsidiary	(142)	(116)
Equity in undistributed earnings of subsidiary	496	417
Net income	$ 354	$ 301

A summary of the statements of cash flows for the years ended December 31(dollars in thousands):

Cash flows from operating activities:	2008	2007
Net income	$ 354	$ 301
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation expense	73	90
Undistributed income of subsidiary	(496)	(417)
Increase in other assets	(154)	(20)
Increase in other liabilities	59	1
Net cash used in operating activities	(164)	(45)

Cash flows from investing activities:		
Purchase of bank premises and equipment	-	(2)
Net cash used in investing activities	-	(2)
Cash flows from financing activities:		
Issuance of common stock, net	-	7,547
Proceeds to North Penn Bank	-	(3,612)
Common stock acquired by ESOP	-	(680)
ESOP share released	52	97
Cash dividends paid	(191)	(177)
Purchase of treasury stock	(805)	-
Net cash (used in) provided by financing activities	(944)	3,175
Net (decrease) increase in cash and cash equivalents	(1,108)	3,128
Cash and cash equivalents at beginning of period	3,591	463
Cash and cash equivalents at end of period	$ 2,483	$ 3,591

Note 22 – Loss from Accounting Errors

The Company recorded a loss of in the amount of $475,000, or $277,000 net of tax, for the year ended December 31, 2008. It was determined by management that certain correspondent bank accounts were either not reconciled or were improperly reconciled by the prior controller. At the financial statement date, management believes that this amount is not recoverable.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A(T). CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as required under Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. At December 31, 2008, the Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company did not maintain effective controls to ensure that an employee acting alone cannot record journal entries and reconcile significant accounts. This control deficiency resulted in intentionally incorrect accounting entries that were not initially identified by the Company's internal control and that required the restatement of the Company's financial statements for the quarters ended March 31, June 30 and September 30, 2008. Because of this control deficiency, management concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2008.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The internal control process is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

A material weakness in internal control over financial reporting is a deficiency (within the meaning of the Public Company Accounting Oversight Board Auditing Standard No. 5), or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, management determined that there were control deficiencies that constituted material weaknesses, as follows: the Company did not maintain effective controls to ensure that an employee acting alone cannot record journal entries and reconcile significant accounts.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, utilizing the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, and because of the material weaknesses described above, management has determined that the Company's internal control over financial reporting was not effective as of December 31, 2008.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to prove only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

The Company reviews its disclosure controls and procedures, which includes its internal controls over financial reporting on an ongoing basis and may from time to time make changes aimed at enhancing their effectiveness. No such control enhancements occurred during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The Audit Committee of the Board of Directors and senior management met with the firm that provides its internal audit services to review the design of the Company's internal controls in light of recent events. Specific areas discussed and that will be implemented included the following: an increase in segregation and rotation of duties; a complete review of access rights to the bank's data processing system; and increased management oversight and review of certain general ledger entries. It was also decided that a "Financial Statement Disclosure Committee" would be instituted, the purpose for which is to review the process and accuracy of financial statement preparation prior to filing. This committee will consist of the Company's five most senior officers including the following: Chief Executive Officer, Chief Financial Officer, Chief Lending Officer, Senior Commercial Lender and Chief Technology and Risk Officer.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The names, ages, periods of service as a director, principal occupations, business experience and other directorships of Directors and nominees for director of the Company are set forth in the Company's definitive proxy statement for the annual meeting of shareholders ("Proxy Statement") in the section entitled "ITEMS TO BE VOTED ON BY SHAREHOLDERS – Item 1 - Election of Directors," which information is incorporated herein by reference.

The names, ages, positions held with the Company, periods of service as executive officer, and business experience for executive officers of the Company is set forth in Part I, Item 1, "Description of Business - Executive Officers of the Registrant" to this annual report on Form 10-K, which information is incorporated herein by reference.

Information regarding the identity of the Audit Committee as a separately designated standing committee of the Board and information regarding the status of one or more members of the Audit Committee being an "audit committee financial expert" are set forth in the Proxy Statement in the section entitled "CORPORATE GOVERNANCE AND BOARD MATTERS – Audit Committee," which information is incorporated herein by reference.

Information regarding compliance with Section 16(a) of the Exchange Act is set forth in the Proxy Statement in the section entitled "OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS – Section 16(a) Beneficial Ownership Reporting Compliance," which information is incorporated herein by reference.

The Company has adopted a Code of Ethics that applies to directors, officers and employees of the Company and the Bank. A copy of the Code of Ethics is posted on the Company's website at www.northpennbank.com. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of its Code of Ethics by posting such information on its website.

ITEM 11. EXECUTIVE COMPENSATION

The information under the caption "EXECUTIVE COMPENSATION" in the Proxy Statement is incorporated by reference in response to this Item 11. The information under the caption "CORPORATE GOVERNANCE AND BOARD MATTERS – Directors Compensation" in the Proxy Statement is incorporated by reference in response to this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the caption "STOCK OWNERSHIP" in the Proxy Statement is incorporated by reference in response to this Item 12.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	62,879	$ 9.11	13,875
Equity compensation plans not approved by security holders	-	-	-
Total	62,879	$ 9.11	13,875

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the caption "OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS – Transactions with Management" is incorporated by reference in response to this Item 13. The information under the caption "CORPORATE GOVERNANCE AND BOARD MATTERS – Directors Independence" is incorporated by reference in response to this Item 13.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information under the caption "AUDIT RELATED MATTERS – Auditor Fees" in the Proxy Statement is incorporated by reference in response to this Item 14.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

3.1		Articles of Incorporation of North Penn Bancorp, Inc. (Incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form SB-2 (File No. 333-143601))
3.2		Bylaws of North Penn Bancorp, Inc.
4		Specimen Stock Certificate (Incorporated herein by reference to Exhibit 4 to the Company's Registration Statement on Form SB-2 (File No. 333-143601))
10.1		*Amended and Restated Employment Agreement between North Penn Bancorp, Inc., North Penn Bank and Frederick L. Hickman (Incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2008. (File no. 000-52839))
10.2		*Amended and Restated Employment Agreement between North Penn Bancorp, Inc., North Penn Bank and Thomas J. Dziak (Incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-KSB for the quarter ended December 31, 2007. (File no. 000-52839))
10.3		*Amended and Restated Employment Agreement between North Penn Bancorp, Inc., North Penn Bank and Thomas A. Byrne (Incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-KSB for the quarter ended December 31, 2007. (File no. 000-52839))
10.4		*North Penn Bancorp, Inc. 2006 Omnibus Stock Option Plan (Incorporated herein by reference to Appendix A to Schedule 14A Definitive Proxy Statement of North Penn Bancorp, Inc. filed on March 31, 2006 (File No. 000-51234))
10.5		*Form of Stock Option Agreement for the North Penn Bancorp, Inc. 2006 Omnibus Stock Option Plan (Incorporated herein by reference to Exhibit 10.5 to Form 10-K of North Penn Bancorp, Inc. for the year ended December 31, 2006 (File No. 000-51234))
10.6		*Form of Restricted Stock Agreement for the North Penn Bancorp, Inc. 2006 Omnibus

		Stock Option Plan (Incorporated herein by reference to Exhibit 10.6 to Form 10-K of North Penn Bancorp, Inc. for the year ended December 31, 2006 (File No. 000-51234))
10.7		*Supplemental Executive Retirement Agreement dated December 14, 2004 between North Penn Bank and Frederick L. Hickman (Incorporated herein by reference to Exhibit 10.7 to Form 10-K of North Penn Bancorp, Inc. for the year ended December 31, 2006 (File No. 000-51234))
10.8		*Supplemental Executive Retirement Agreement dated December 14, 2004 between North Penn Bank and Thomas J. Dziak (Incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form SB-2 (File No. 333-143601))
10.9		*Supplemental Executive Retirement Agreement dated April 1, 2005 between North Penn Bank and Thomas A. Byrne (Incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form SB-2 (File No. 333-143601))
21		List of Subsidiaries
23		Consent of Independent Registered Public Accounting Firm
31.1		Rule 13a-14(a)/15d-14(a) Certification
32.1		Section 1350 Certification

* Management contract or compensatory plan contract or arrangement filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-B.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH PENN BANCORP, INC.
(Registrant)

By /s/ Frederick L. Hickman
Frederick L. Hickman
President and Chief Executive Officer
(Principal Executive Officer and Acting Principal Financial and Accounting Officer)

Date March 27, 2009

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Frederick L. Hickman Frederick L. Hickman President, Chief Executive Officer and Director	March 27, 2009 Date
/s/ Herbert C. Kneller Herbert C. Kneller, Director	March 27, 2009 Date
/s/ Frank H. Mechler Frank H. Mechler, Director	March 27, 2009 Date
/s/ James W. Reid James W. Reid, Director	March 27, 2009 Date
/s/ Kevin M. Lamont Kevin M. Lamont, Chairman of the Board and Director	March 27, 2009 Date

SHAREHOLDER INFORMATION

Stock Listing

North Penn Bancorp, Inc's Common Stock is traded on the OTC Bulletin Board under the symbol "NPBP.OB."

Board of Directors

Kevin Lamont, Chairman
Frank Mechler, Secretary
Gordon Florey
Frederick L. Hickman
Herbert C. Kneller
Virginia McGregor
James W. Reid, Esq.

Executive Officers and Essential Personnel

Frederick L. Hickman, President and Chief Executive Officer, Acting Principal Financial & Accounting Officer
Thomas J. Dziak, Executive Vice President and Senior Lending Officer
Thomas A. Byrne, Senior Vice President, Commercial Lending
Christe Casciano, Senior Vice President, Chief Technology & Risk Officer

Auditors

McGrail Merkel Quinn & Associates
Certified Public Accountants
Clay Avenue Professional Plaza
1173 Clay Avenue
Scranton, PA 18510

Counsel

Kilpatrick Stockton LLP
607 14th Street, NW
Suite 900
Washington, DC 20005

Registrar & Transfer Agent

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ
1-800-368-5948

Investor Relations Contact

Bridget Orue, Asst. Secretary
216 Adams Avenue
Scranton, PA 18503
(570) 344-6113

NOTES

NOTES

North Penn Bank


PENNSYLVANIA
81
79
84
80
80
76
81
Allentown
99
78
Pittsburgh
476
70
76
Philadelphia
81


NY
PA
OH
NJ
WV
DE
MD

★ Headquarters and Main Office

216 Adams Avenue
Scranton

■ Branches

623 South Main Avenue
Scranton

334 North 9th Street
Stroudsburg

651 Northern Boulevard
Clarks Summit

Route 115
2200 Barney Lane
Effort


81
6
LACKAWANNA
Clarks Summit
Scranton
84
Pennsylvania Turnpike
380
Wilkes-Barre
MONROE
476
Effort
Stroudsburg
115
80

North Penn Bancorp, Inc.

Main Office: 216 Adams Avenue, Scranton, PA 18503	(570) 344-6113
West Scranton Office: 623 S. Main Avenue, Scranton, PA 18504	(570) 343-3133
Stroudsburg Office: 334 N. Ninth Street, Stroudsburg, PA 18360	(570) 476-4880
Abington Office: 651 Northern Blvd., Clarks Summit, PA 18411	(570) 587-5705
Effort Office: 2200 Barney Lane, Effort, PA 18330	(570) 517-0468

www.northpennbank.com